Bot Image, Inc.

ANNUAL REPORT

Bot Image, Inc
9840 S. 140th St, Suite 8
Omaha, NE 68138
(402) 934-2650
www.botimageai.com

This Annual Report is dated March 31, 2020.

BUSINESS

Bot Image is an Artificial Intelligence Software company formed for the purpose of improving the speed and accuracy of MRI interpretations; thus, reducing the cost while improving the clinical outcome. These tools facilitate saving quality-of-life as well as lives by near elimination of misinterpretations and missed cancers that would otherwise be allowed to grow, increasing the risk of death. The first product incorporates a patent-pending algorithm (US Provisional Patent Application No. 62/462,256) exclusively licensed from the NIH that overcomes the visual and cognitive limitation of even highly trained humans and it "learns" hot to best interpret the MRI data without these limitations and viewer bias (See peer-reviewed article "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting," Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

HISTORY: Bot Image, Inc. Is a medical device software company founded and initially funded by ScanMed LLC, a medical device hardware company – both in the magnetic resonance imaging (MRI) space. ScanMed supports the ongoing developmental and marketing activities of Bot Image as well as provides space, staffing, managerial, and overhead services, and plans on continuing to provide these services while Bot Image raises capital and grows organically sufficiently to become independent of ScanMed support.

ScanMed was awarded the worldwide exclusive license from the NIH for the clinically proven prostate cancer detection software, and has since assigned that license to Bot Image via a Contribution Agreement (on file) between the two separate entities wherein ScanMed received 602,500 shares of Class A common stock in return. ScanMed has continued to support the on-going business activities of Bot Image, while the company continues to seek additional equity and progresses its product development. ScanMed's consolidated financials of the past two years were reviewed by an independent CPA and the Bot Image expenses and capital equipment are notated for the start-up year of 2018 as a wholly owned subsidiary of ScanMed LLC.

Previous Offerings

Regulation D Offering:

On March 29, 2019, Bot Image, Inc. initiated, via Regulation D under the Securities Act of 1933, a Private Placement Offering of 135,000 shares of Series A Preferred Stock at $11.12/share and maximum offering of $ 1,501,200. No Aggregate Minimum Offering was set, other than a minimum subscription of $50,000.

As of Dec 31, 2019, 36,996.403 shares were sold from this offering, raising $411,400.
with maximum offering or $ 1,501,200.

Summary of Terms of the Regulation D offering:

- The Amended and Restated Articles of Incorporation authorized the issuance of 2,500,000 shares, 1,500,000 of which have been designated as Class A voting common stock ("Class A Common Stock"), 500,000 of which have been designated as Class B nonvoting common stock ("Class B Common Stock;" together with the Class A Common Stock, the "Common Stock"), and 500,000 of which have been designated as preferred stock.

- A cumulative preferred return will accrue at the rate of five percent (5%) per annum, payable only upon a deemed liquidation event or if declared by the Board of Directors.

- Liquidation preference equal to original purchase price plus accrued and unpaid dividends.

- Conversion rights at the option of the holder and automatic conversion upon a firmly underwritten public offering or approval vote by the holders of the Series A Preferred Stock. Series A Preferred Stock converts into Class B Common Stock, and at the time of conversion, the holder of the Class B Common Stock may be required to execute a Shareholder Agreement applicable to the Class B Common Stock. The terms of such Shareholder Agreement likely will differ from the rights provided to you in other agreements applicable to the holders of Series A Preferred Stock.

- The Shares generally do not have voting rights, except that the holders of the Series A Preferred Stock may elect one director to the Board of Directors or such other voting rights provided in the Amended & Restated Articles of Incorporation.

- Holders have protective provisions and certain holders who are Major Investors have the right to maintain proportional ownership per the Right of First Refusal agreement. BotImage has a right of first refusal, co-sale rights, and drag-along rights as set forth in the Agreement and investors have certain secondary rights to BotImage

Regulation CF Offering:

Between July 5, 2019 and November 4, 2019, 4056 shares of common stock were sold in exchange for $ 15.75 per share, before bonus shares earned, under Regulation Crowdfunding offering (Exhibit A) summarized below. Total bonus shares issued at no additional fee were 209 shares realizing a net raise of $60,590 with average share price of $ 14.938. November 4, 2019, the Crowdfunding campaign was terminated with StartEngine.

Terms:
Offering Minimum: $9,985.50 | 634 shares of Class B Common Stock
Offering Maximum: $1,069,992.00 | 67,936 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.75
Minimum Investment Amount (per investor): $504.00

**Maximum subject to adjustment for bonus shares. See Bonuses below.*

Investment Incentives:

- Invest $1,008+
  - Save $1,508 off your first installation
- Invest $2,016+
  - Save $3,016 off your first installation
- Invest $4,032+
  - Save $6,032 off your first installation
- Invest $5,040+
  - Get 11% more shares through bonus shares
  - Get 35% off your first 50 scans
  - Save $6,032 off your first installation
- Invest $25,515+
  - Get 19% more shares through bonus shares
  - Get 25% off your first 50 scans
  - Save $6,032 off your first installation
- Invest $49,959+
  - Get 29% more shares through bonus shares
  - Get 25% off your first 50 scans
  - Save $6,032 off your first installation

<u>The 10% Bonus for StartEngine Shareholders</u>

Bot Image, Inc offered 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will received a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15,75/share, you will receive 11 Blass B Common Stock shares, meaning you'll own 11 shares for $157.50. Fractional shares will not be distributed and share bonuses will eb determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one ear from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

There have been no additional prior offerings over the last three years as listed in Reg CF. The above described Reg D offering is on-going.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

ScanMed LLC, a Nebraska corporation, founded Bot Image LLC in 2018 and invested in start-up operations late that year; hence, few financial activities occurred and were therefore foot-noted in ScanMed's consolidated financial statements (Note 10 Exhibit B). ScanMed invested $75,153 in the legal creation, organization, and initial hiring of staff for Bot Image. No revenues were generated or contemplated for 2018. The company then reported a net loss of $75,153 in 2018.

In March and July of 2019, Bot Image initiated fund-raising activities via Regulation D private placement offerings and Crowd-funding respectively. In connection with the formation of Bot Image, ScanMed contributed its NIH Patent License, data, and program in return for its 602,500 Class A common shares of Bot Image. Additionally, it has contributed equipment, facilities, additional "learning data" of over 600 patients, and salaries since inception of the company.

Similarly, Desert Medical Imaging, a California medical corporation, contributed approximately 1,000 patient data sets (the "DMI Data Sets") in return for its shares of Series A Preferred Stock pursuant to the terms of a Contribution Agreement and DMI License Agreement. Bot Image has an exclusive right to the DMI Data Sets for use in AI development.

Oregon Health & Science University contributed approximately 250 patient data sets (the "OHSU Data Sets;") together with the DMI Data Sets, the "Data Sets" in return for a Change of Control Fee (as such term is defined in the OHSU License Agreement. In the event of a Change of Control, Bot Image would be required to pay OHSU a fee in the amount equal to the greater of $250,200 or the value of 22,500 shares of Class B Common Stock at the time of the transaction. Bot Image has a nonexclusive right to license the OHSU Data Sets pursuant to the terms of the OHSU Data Agreement.

The Bot Image team is actively working with these Data Sets to further develop and analyze them. Bot Image's team of experts intend to further refine and "educate" the program by running its learning algorithm on additional patient data sets; package it for radiology work-flow efficiencies; and widely distribute this patent-pending technology to hospitals, radiology groups and urologists involved in prostate care.

Other financial statements included are the consolidated ScanMed-Bot Image Tax Return incorporating the start-up loss of Bot Image (Exhibit C), Bot Image, Inc.'s 2019 P&L, Balance Sheet (Exhibits D and E) and Federal Tax return of Bot Image, Inc. (Exhibit F).

Results of Operations

Circumstances which led to the performance of financial statements:

Stock issuance costs for 2019, including registrations, legal and accounting fees amounted to a $147,640 investment. Operations to date have consisted of hiring, contracting and training additional R&D staff, further developing and commercializing the first software product, finding additional partners to contribute clinical and technical data, and conducting initial public relations campaigns about the company. Bot Image continues to rely on the managerial expertise and financial contributions of the majority owner, ScanMed, to bring the Bot Image technology to market. The company had no revenues to report in 2019 as the first product is not yet approved for marketing by the FDA.

Historical results and cash flows

The historical results of Bot Image reflect start-up expenses and initial asset purchases such as computers and intellectual property (patent fees) to protect the technology that was assigned to Bot Image by ScanMed, the founding company.

Therefore, there were only negative cash flows for above and the product has not been finalized and sold; hence, no events to report. These do not represent what investors should expect in the future as we intend to receive FDA approval in 2020 and begin to market immediately thereafter.

Net Income and Taxes

The company spent 2019 engaged in start-up and R&D activities; thus, realizing a Net Ordinary Income of -$454,315 for the year (Exhibit D, P&L) with Taxable Income of -$457,528 (see Exhibit F – 2019 Tax Return). No sales were realized; hence, zero Cost of Goods Sold.

Liquidity and Capital Resources

On December 31, 2019, the Company had cash of $413.94 The Company intends to continue to raise additional funds through the current Reg D equity offering.

What capital resources are currently available to the Company? (cash on hand, existing lines of credit, shareholder loans, etc…)

Given that the company Bot Image, Inc. is a start-up, it has no excess cash on hand, nor credit lines. However, the majority shareholder and founder, ScanMed, LLC, a profitable medical device company, has funded the start-up phase and will continue to do so using it's credit lines, cash on hand, and shareholder loans as necessary while Bot Image, Inc is raising capital and achieving its goals. As of 31 Dec 2019, stockholder loans and notes totaled $303,408. ScanMed will continue to provide shareholder loans for paying the salaries of the full-time, part-time staff and contractors until such time that funds are raised to pay these expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These campaign funds and additional funds being sought via a private placement memorandum offering Class A Preferred stock are not crucial until the 3rd quarter of 2020 when the plan is to conduct a significant PR campaign and US-wide product launch. These campaigns will not be possible without additional funds; however, marketing will continue at the rate based upon available cash from revenues or shareholder loans.

The board of directors has approved of a sale of $1,501,200 of Class A Preferred Stock at a purchase price of $11,12; this due to the restriction of a minimum investment of greater than $50,000 ($50,006.64

or at least 4497 shares). This represents the similar share price after Bonus shares are issued for those who could have purchased Class B common stock with minimum investment of $50,000; hence the valuation was the same.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. As of Dec 31, 2009, these funds from the CF campaign accounted for 7.9% of the capital used for operations. The founding company, ScanMed will manage the funds required to get the product to market and advertise as best as can with available cash and stockholder loans should additional equity not be raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for an additional 12 months without raising additional capital by utilizing additional stockholder loans from ScanMed and others. This is based upon reduced staffing, marketing/PR, less pro fees due to less events, less royalties and far less overhead and operations to stay within the budget of available capital. The immediate company goals are to complete the FDA 510(k) application and obtain FDA approval for its prostate AI product before the end of 2020. At this time, it is anticipated that the equity will be far more attractive to investors and thus it will be able to fulfill the existing offerings.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for five years if it raises the maximum funding goal. We believe by 2022 and beyond that the company will have sufficient profit to enable the development of other similar products and markets without additional funding. No projections beyond 2023 have been made due to the projected revenues far exceeding the expenses since close of 2021.

We are projecting total operating expenses of $1,464,490 in 2021 incrementally increasing to $3,547,329 in 2023, with royalties and salaries reaching approximately $700,000 each; contractors and marketing/PR each approximately 490,000 and general operations, overhead, materials, and taxes make up the rest.

Are there any addition future sources of capital available to your company? (required capital contributions, lines of credit, contemplated future capital raises, etc…)

Bot Image is seeking to fulfill a current equity offering of $1.5MM via a private placement memorandum in the form of Class A Preferred Stock. It is also contemplating an additional $5MM offering via contracting with an investment bank after such time that FDA approval is obtained for the first product. It will also develop banking credit lines based upon receivables and assets after reaching profitability. The founding company, ScanMed, is also growing rapidly and expanding credit lines which could be used to further fund Bot Image via equity or loans.

Debt

As of 31 Dec 2019, the company had accumulated $327,334 of current ($23,926) and long-term debt via stockholder loans (interest-free) and individual notes.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors:

Name: Randall Jones, Dr. Eng.

Randall Jones, Dr. Eng.'s current primary role is with ScanMed, LLC. Randall Jones currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: President, CEO, CTO, Director
- **Dates of Service**: October 31, 2018-Present
- **Responsibilities**: Manage the direction and growth of the company. Advise technical team on solutions and methods.

Other business experience in the past three years:

- **Employer:** ScanMed, LLC
- **Title:** President, CEO, and interim CTO
- **Dates of Service:** December 31, 2014 – Present
- **Responsibilities:** Create and manage the strategic and tactical direction of the company. Identify new market opportunities that the R&D staff can pursue for next generation products, and guide the staff in development of those products.

Other business experience in the past three years:

- **Employer:** Resonance Innovations LLC
- **Title:** Managing Director
- **Dates of Service:** April 19, 2004 – Present
- **Responsibilities:** Manage the singular investment of the company in another firm also managed by Randall Jones, ScanMed LLC

Name: Melanie Jones

Melanie Jones' current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Marketing and Sales, Board Director
- **Dates of Service:** January 31, 2019 – Present
- **Responsibilities:** Oversee all marketing and sales activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

- **Employer:** ScanMed LLC

- **Title:** EVP of Marketing and Sales
- **Dates of Service:** June 06, 2015 – Present
- **Responsibilities:** Oversee all marketing and sales activities for the company

Name: Dr. John Feller, MD

Dr. John Feller, MD's current primary role is with Desert Medical Imaging. Dr. John Feller, MD currently services 5 hours per month in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director and Medical Advisor
- **Dates of Service:** January 31, 2019 – Present
- **Responsibilities:** Oversee operations typical of a board director as well as provide medical oversight and advice of radiological software product development

Other business experience in the past three years:

- **Employer:** Desert Medical Imaging
- **Title:** Owner and Managing Director
- **Dates of Service:** September 09, 2008 – Present
- **Responsibilities:** Oversee the direction and management of the medical imaging company and as medical director, oversee all medical practice operations.

Name: Tim Manion

Tim Manion's current primary role is with FirstCare Companies. Tim Manion currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the Issuer:

- **Positions:** Board Director
- **Dates of Service:** March 18, 2018 – Present
- **Responsibilities:** Board oversight

Other business experience in the past three years:

- **Employer:** FirstCare Companies
- **Title:** General Manager
- **Dates of Service:** January 02, 2010 – Present
- **Responsibilities:** Daily and strategic management

Name: Kathryn Barker

Kathryn Barker's current primary role is with Core Bank, Omaha, NE. Kathryn Barker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director

- **Dates of Service:** February 22, 2019 – Present
- **Responsibilities:** Oversight

Other business experience in the past three years:

- **Employer:** Core Bank, Omaha, NE
- **Title:** Senior Commercial Lending Officer
- **Dates of Service:** August 14, 2014 – Present
- **Responsibilities:** Oversight of commercial lending

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, as of Dec 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Only two entities own greater than 10% of the outstanding shares of common stock as listed in the table below. Officers and Directors of Bot Image are listed above, and these same directors are directors of ScanMed and Desert Medical Imaging respectively. Four directors of ScanMed are directors of Bot Image, Inc. and the fifth director of Bot Image, Inc. is also an owner and director of Desert Medical Imaging as of Dec. 31, 2019. These five directors have voting control of Bot Image, Inc.

Name and address of beneficial owner	Title of Class with greater than 10% ownership	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class Issued as of Dec 31, 2019	Percent of Voting Rights
ScanMed LLC 9840 S. 140th St. Suite 8 Omaha, NE 68138	Class A Common	602,500 Shares Class A Common - Voting Rights	1,500,000 Voting Rights	100%	82.591% 4/5 of Co.votes
Desert Medical Imaging	Series A Preferred	90,000 Shares – Voting Rights	500,000 Voting Rights	70.87%	12.337% 1/5 of Co. votes

RELATED PARTY TRANSACTIONS

- **Name of Entity:** ScanMed LLC
- **Name of 20% owners:** Randall Jones, Melanie Jones

- **Relationship to Company:** Directors, Officers, 20%+ owner, and Promoters
- **Nature/Amount of Interest in the Transaction:** See attached Capitalization Table wherein ScanMed invested to start Bot Image during its start-up year and will continue to do so as warranted financially and business-wise.
- **Material Terms:** ScanMed has provided initial capital of $137,814 for start-up expenses as shown in the attached accountant's reviewed financials and ancillary information, and another $59,286 for Property and Equipment assigned to Bot Image on March 29, 2019. See attached executive Contribution Agreement (ScanMed).

- **Name of Entity:** Desert Medical Imaging
- **Name of 20% Owners:** Dr. John Feller, M.D.
- **Relationship to Company:** Director
- **Nature/amount of interest in the transaction:** Desert Medical Imaging has interest in seeing Bot Image software developed and has assigned, on an exclusive basis, over 1000 patient data sets acquired with MRI, physician interpretation reports, and pathology lab reports over the past 10 years.
- **Material Terms:** For this exchange of valuable data, Desert Medical Imaging has agreed to receive 90,000 shares of Preferred Class A stock of Bot Image, Inc. See attached Contribution Agreement (DMI) and Data License Agreement with Exclusivity for details.

- **Name:** Oregon Health Sciences University
- **Names of 20% owners:** N/A, it is a state institution
- **Relationship to Company:** Promoter
- **Nature/amount of interest in the transaction:** They are interested in sharing their clinical data sets to aid in the development of the Bot Image AI software as well.
- **Material Terms:** In return for their data, OSHU has agreed to receive equivalent cash worth of 22,000 shares of Common stock of Bot Image upon a change of controlling ownership of Bot Image. See attached OSHU Bot Image Data License Agreement.

OUR SECURITIES

The Company has authorized 1,500,000 shares Class A Common Stock, 500,000 shares Class B Common Stock, and 500,000 shares Series A Preferred Stock with issued and outstanding shares indicated in the following table.

Bot Image Inc. Cap Table as of Dec 31, 2019

	Class A Common (voting) Issued or Reserved	Class B Common (Nonvoting) Issued or Reserved	Series A Preferred Issued or Reserved	Series A Preferred Issued*	Issued and Outstanding (On a fully diluted basis)	*Class A Common Voting Percentage*	*Series Preferred Voting Percentage*	*Total Voting Percentage (on a fully diluted basis)*	*Price per Share‡*
ScanMed	602,500.000			-	602,500.000	100.00%	0.00%	82.591%	$ 11.120
Desert Medical Imaging				90,000.000	90,000.000	0.00%	70.87%	12.337%	$ 11.120
Accredited Investors*			247,500.000	36,996.403	36,996.403	0.00%	29.13%	5.071%	$ 11.120
Crowd Funding Investors**		4,056.000		-	4,056.000	0.00%	0.00%	0.000%	$ 14.938
Employee Pool (reserved)		20,000.000		-	-	0.00%	0.00%	0.000%	$ 11.120
Reserved excess from Crowdfunding***		63,880.000		-	-	0.00%	0.00%	0.000%	$ 11.120
Total	**602,500.000**	**87,936.000**	**247,500.000**	**126,996.403**	**733,552.403**	100.00%	100.00%	100.000%	-

Total Shares Authorized	2,500,000
Total Authorized Class A Common	1,500,000
total Authorized Class B Common	500,000
Total Authorized Preferred ****	500,000

* Currently $11.12 per share for issued and outstnding Series A Preferred Stock, which is subject to chnge as provided in the Amended and Restated Articles of incorporation of the Company, as amended.

** Share price of CF based upon offering of $15.75/share with bonus shares offered for purchases exceeding $1000 and to those CF member-investors; hence, the total raise of $60,590 / 4056 shares yields $14.938/share.

*** Assumes that the Crowdfunding offering is fully subscribed.

**** Preferred is divided into Series A of 247,500 and Blank Check Preferred at 252,500 shares.

‡ This price was established via the Valuation model to be equal to the per share price of Bot Image initially; therefore establishing the number of shares authorized and issued in the Amended Articles.

The following is a summary of the rights of its capital stock as provided in the Articles of incorporation and bylaws.

Class A Common Stock

The amount of security authorized is 1,500,000 with a total of 602,500 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one of more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act. Except as otherwise provided herein, Class B Common Stock hall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation, or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or similar transaction; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of the other such calss of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock set forth herein.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 4,056 outstanding. As part of the Regulation Crowdfunding raise, the Company offered up to 67,936 of Class B Common Stock and sold 4,056 shares.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights powers and preferences of the holders of the Preferred Stock set forth herein.

Series A Preferred Stock

The amount of security authorized is 500,000 with a total of 126,996.403 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred stock shall be entitled to case the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

Material Rights

The shares of Series A Preferred Stock have the following material rights:

- A cumulative preferred return accruing at the rate of five percent (5%) per annum, payable only upon a deemed liquidation event or if declared by the Board of Directors.
- Liquidation preference equal to original purchase price plus accrued and unpaid dividends.
- Conversion rights at the option of the holder and automatic conversion upon a firmly underwritten public offering or approval vote by the holders of the Series A Preferred Stock. Series A Preferred Stock converts into Class B Common Stock, and at the time of conversion, the holder of the Class B Common Stock is required to execute a Shareholder Agreement applicable to the Class B Common Stock.
- Holders have protective provisions and certain holders who are “Major Investors” have the right to maintain proportional ownership. The applicable agreement contains the following provisions:

- Right of First Refusal (ROFR)
  (a) For the benefit of the Company. Each shareholder grants to Bot Image the right to purchase the shareholder's preferred stock before transferring to a third party.
  (b) Secondary Refusal Right for the benefit of Shareholders. IF Bot Image does not purchase the shares proposed to be transferred, then the shareholders provide the right to all shareholders to purchase all or a portion of the preferred stock before transferring to a third party.

- Right of Co-Sale

  If any preferred stock subjected to a proposed ROFR is to be sold to a transferee (other than Bot Image and then existing shareholders), each respective shareholder may elect to exercise its Rights of Co-Sale and participate on a pro-rata basis in the proposed transfer on the same terms and conditions.

- Exempt Transfers

  Certain transfers are exempt from these provisions, including, without limitation, a transfer for stock for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendent of such Shareholder (or his or her spouse).

- Rights to Future Stock Issuances

  In the event Bot Image intends to offer additional securities, Bot Image is required to first offer the right to buy such securities to each Major Investor. For purposes of the Preferred Stock investors, Major Investor was defined as any holder of 22,500 or more shares.

- Drag-Along Right

  The Drag-Along Right permits the Board of Directors, Class A Common Stockholder, and the Series A Preferred Stockholder to approve a "Sale of the Company." In the event of the sale of Bot Image, each shareholder agrees to vote in favor of the proposed transaction and to participate in the sale on the same terms and conditions.

Preferred Stock

The amount of security authorized is 252,500 with a total of 0 outstanding.

Voting Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

Material Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2020.

Bot Image Inc.

By Signature

Name: Randall Jones, D.E.

Title: Chief Executive Officer

Exhibits

FINANCIAL STATEMENTS

Exhibit A: Bot Image CF offering via StartEngine
Exhibit B: ScanMed-Bot Image consolidated accountant reviewed financials 2018
Exhibit C: 2018 Consolidated ScanMed Bot Image Tax Return
Exhibit D: 2019 Bot Image P&L
Exhibit E: 2019 Bot Image Balance Sheet
Exhibit F: 2019 Bot Image Tax Return

CERTIFICATION

I, Randall Jones, D.E., Principal Executive Officer of Bot Image, Inc., hereby certify that the financial statements of Bot Image, Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bot Image, Inc.
9840 S 140th St, Ste 8
Omaha, NE 68138
www.botimageai.com

Up to $1,069,992.00 in Class B Common Stock at $15.75
Minimum Target Amount: $9,985.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bot Image, Inc.
Address: 9840 S 140th St, Ste 8, Omaha, NE 68138
State of Incorporation: NE
Date Incorporated: March 20, 2018

Terms:

Equity

Offering Minimum: $9,985.50 | 634 shares of Class B Common Stock
Offering Maximum: $1,069,992.00 | 67,936 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.75
Minimum Investment Amount (per investor): $504.00

**Maximum subject to adjustment for bonus shares. See Bonuses below*

Investment Incentives

- Invest $1,008+
- Save $1,508 off your first installation
- Invest $2,016+
- Save $3,016 off your first installation
- Invest $4,032+
- Save $6,032 off your first installation
- Invest $5,040+
- Get 11% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $25,515+
- Get 19% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $49,959+
- Get 29% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation

The 10% Bonus for StartEngine Shareholders

Bot Image, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any

shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15.75 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $157.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Bot Image is an Artificial Intelligence Software company formed for the purpose of improving the speed and accuracy of MRI interpretations; thus, reducing the cost while improving the clinical outcome. These tools facilitate saving quality-of-life as well as lives by near elimination of misinterpretations and missed cancers that would otherwise be allowed to grow, increasing the risk of death. The first product incorporates a patent-pending algorithm (US Provisional Patent Application No. 62/462,256) exclusively licensed from the NIH that overcomes the visual and cognitive limitation of even highly trained humans and it “learns” how to best interpret the MRI data without these limitations and viewer bias (See peer-reviewed article in Press section "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

HISTORY: Bot Image, Inc. is a medical device software company founded and initially funded by ScanMed LLC, a medical device hardware company - both in the magnetic resonance imaging (MRI) space. ScanMed supports the on-going developmental and marketing activities of Bot Image as well as provides space, staffing, managerial and overhead services, and plans on continuing to provide these services while Bot Image raises capital and grows organically sufficiently to become indepdendent of ScanMed support.

The founder of BotImage, ScanMed was successfully established by Dr. Randall Jones (PhD, MBA), who has established these companies in the MRI space, both located in Omaha, Nebraska: ScanMed and FirstScan, LLC, a Nebraska limited liability company and North America’s first prostate cancer adjunctive cancer screening MRI facility ("FirstScan"). ScanMed is an OEM-certified MRI antenna or "coil" development company. MRI antenna are various configurations of antenna that fit on specific parts of the body and used to significantly improve the image quality (or clarity) coming from those anatomies during an MRI. These anatomic-specific antenna are used in nearly every MRI procedure in the world, and ScanMed is one of fewer than 20 companies in the US and EU that design and produce such antenna.

Dr. Jones is a prolific inventor with 17 U.S. patents and patents pending and developer of MRI (medical) devices, who saw the opportunity to significantly improve the standard of care in prostate cancer detection several years ago when MRI of the prostate was just emerging as a go-to technology. His development team of seasoned

engineers at ScanMed created the first “wearable” prostate/pelvic antenna to offer men a far more comfortable and less invasive MRI antenna than the widely used endorectal probe – an antenna which is inserted into the rectum and enlarged with air pressure to press close to the prostate.

ScanMed was awarded the world-wide exclusive license from the NIH (discussed above) for the clinically proven prostate cancer detection software, and has since legally asigned that license to Bot Image via a Contribution Agreement (on file) between the two separate entities wherein ScanMed received 602,500 shares of Class A common stock in return. Bot Image operating expenses and capital expenditures are recorded and maintained in separate accounting bookkeeping and these expenses shall eventually be paid by the equity contributions and/or revenues of Bot Image. Until such time, ScanMed shall continue to pay these expenses and make the requisite capital equipment purchases with no additional equity exchange required. ScanMed's consolidated (including Bot Image and FirstScan) financials of the past two years were reviewed by an independent CPA (on file) and the Bot Image expenses and capital equipment are notated for the start-up year of 2018.

Competitors and Industry

Many AI software companies exist today; however, according to the FDA Releasable 510(k) database, no company has obtained FDA approval on AI software for MRI prostate interpretation. One company, EZRA, recently announced that they raised $4MM to fund their start-up in offering AI to help interpret the MRI, and their website www.ezra.com states that they have not applied for FDA approval.
They are offering the prostate cancer screening service with AI-enhanced MRI and this obviously will provide them access to clinical data to help train their software. Bot Image has already obtained over 10 years of clinical MRI studies (over 2000) from several different MRI systems and is training its AI program using these data sets in order to submit for FDA approval in the summer of 2019.

Additionally, according to the FDA web-site, they are fast-tracking AI software tools that aid in clinical diagnoses such as ours; hence, we expect approval by Fall 2019. Should this be delayed, we have significant experience addressing approval issues and don't forsee significant delays. If they continue to occur, we can legally begin to sell non-approved software to buyers and researchers that utilize an Institutional Review Board (IRB) for working with such products on clinical patients in order to obtain data - the purpose of our beta site program. Therefore, our launch date would be nominally effected.

Further, it is highly unlikely that any company other than Bot Image has obtained the very crucial MRI and validation data obtained from thousands of patients many of whom have been tracked over a time span of greater than 5-10 years simply because MRI of the prostate has not been widely used and adapted, let alone, made available for such research. Bot Image has entered into an exclusive data share agreement with one of the earliest adapters of prostate MRI, Dr. John Feller of Desert Medical Imaging, and another data share agreement with Oregon Health Sciences University (see

attached agreements). Without this data, any program would lack the learning and validation required to deliver accurate results.

Current Stage and Roadmap

BotImage Inc is a development stage Medical Imaging Software company in the commercialization phase of an Artificial Intelligence software product, ProstatIDTM. This means that the first generation of this product has been prototyped, developed and tested in a clinical setting. The first generation of this software was proven at the National Institutes of Health to be highly effective on 277 patient data sets via correlation of pathology lab results with the program's MRI interpretations "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

Bot Image has assembled a team of experts; scientists, computer programmers, development engineers, radiologists and urologists to further refine and commercialize the software product and take it to market. This will be done through: refining the program to work with MRI images from any credible MRI system; 'further educating' the program by running its learning algorithm on additional patient data sets; packaging it for radiology work-flow efficiencies; obtaining FDA 510(k) clearance; and widely distributing this patent-pending technology to hospitals, radiology groups and urologists involved in prostate care.

The Team

Officers and Directors

Name: Randall Jones, Dr. Eng.

Randall Jones, Dr. Eng.'s current primary role is with ScanMed LLC. Randall Jones, Dr. Eng. currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, CTO, Director
  Dates of Service: October 31, 2018 - Present
  Responsibilities: Manage the direction and growth of the company. Advise technical team on solutions and methods.

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: President, CEO and interim CTO
  Dates of Service: December 31, 2014 - Present
  Responsibilities: Create and manage the strategic and tactical direction of the company. Identify new market opportunities that the R&D staff can pursue for next generation products, and guide the staff in development of those products.

Other business experience in the past three years:

- **Employer:** Resonance Innovations LLC
  Title: Managing Director
  Dates of Service: April 19, 2004 - Present
  Responsibilities: Manage the singular investment of the company in another firm also managed by Randall Jones, ScanMed LLC

Name: Melanie Jones

Melanie Jones's current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Marketing and Sales, Board director
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee all marketing and sales activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: EVP Marketing and Sales
  Dates of Service: June 06, 2015 - Present
  Responsibilities: Oversee all marketing and sales activities for the company

Name: Jim Calpin, MBA

Jim Calpin, MBA's current primary role is with ScanMed LLC. Jim Calpin, MBA currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Treasure
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee all financial and investor records of the company

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: Finance and Administration Manager
  Dates of Service: June 06, 2015 - Present
  Responsibilities: Manage the finances and administration department of the

company

Name: Dr. John Feller, MD

Dr. John Feller, MD's current primary role is with Desert Medical Imaging. Dr. John Feller, MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director and Medical Director
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee operations typical of a board director as well as provide medical oversight and advice of the radiological software product development

Other business experience in the past three years:

- **Employer:** Desert Medical Imaging
  Title: Owner and Managing Director
  Dates of Service: September 09, 2008 - Present
  Responsibilities: Oversee the direction and management of the medical imaging company and as medical director, oversee all medical practice operations

Name: Tim Manion

Tim Manion's current primary role is with FirstCare Companies. Tim Manion currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: March 18, 2018 - Present
  Responsibilities: Board oversight

Other business experience in the past three years:

- **Employer:** FirstCare Companies
  Title: General Manager
  Dates of Service: January 02, 2010 - Present
  Responsibilities: Daily and strategic management

Name: Kathyrn Barker

Kathyrn Barker's current primary role is with Core Bank, Omaha, NE. Kathyrn Barker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 22, 2019 - Present
  Responsibilities: Oversight

Other business experience in the past three years:

- **Employer:** Core Bank, Omaha, NE
  Title: Senior Commercial Lending Officer
  Dates of Service: August 14, 2014 - Present
  Responsibilities: Oversight of commercial lending

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock (Non-voting) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock (Non-voting) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical imaging or AI software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common stock in the amount of up to $ 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. Our ability to attract customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock (Non-voting) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will prolong the development time and potentially risk loosing market opportunity due to competition. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will likely fail to meet projections. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Bot Image, Inc. was formed on March 20, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bot Image, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate

sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ProstatID is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company exclusively licenses one patent, one trademarks, two Internet domain names, and various trade secrets as well as significant quantities of data with exclusivity. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bot Image, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bot Image, Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ScanMed LLC (majority beneficially owned and managed by Randell and Melanie M Jones)	602,500	Class A Common Stock	87.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 67,936 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,500,000 with a total of 602,500 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act. Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and

Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Series A Preferred Stock

The amount of security authorized is 247,500 with a total of 90,000 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

Material Rights

The shares of Series A Preferred Stock have the following material rights:

• A cumulative preferred return accruing at the rate of five percent (5%) per annum, payable only upon a deemed liquidation event or if declared by the Board of Directors.

• Liquidation preference equal to original purchase price plus accrued and unpaid

dividends.

• Conversion rights at the option of the holder and automatic conversion upon a firmly underwritten public offering or approval vote by the holders of the Series A Preferred Stock. Series A Preferred Stock converts into Class B Common Stock, and at the time of conversion, the holder of the Class B Common Stock is required to execute a Shareholder Agreement applicable to the Class B Common Stock.

• Holders have protective provisions and certain holders who are "Major Investors" have the right to maintain proportional ownership. The applicable agreement contains the following provisions:

Right of First Refusal (ROFR)

a. For the benefit of the Company. Each shareholder grants to BotImage the right to purchase the shareholder's preferred stock before transferring to a third party.

b. Secondary Refusal Right for the benefit of Shareholders. If BotImage does not purchase the shares proposed to be transferred, then the shareholders provide the right to all other shareholders to purchase all or a portion of the preferred stock before transferring to a third party.

Right of Co-Sale

If any preferred stock subject to a proposed ROFR is to be sold to a transferee (other than BotImage and then existing shareholders), each respective shareholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the proposed transfer on the same terms and conditions.

Exempt Transfers

Certain transfers are exempt from these provisions, including, without limitation, a transfer for stock for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse).

Rights to Future Stock Issuances

In the event BotImage intends to offer additional securities, BotImage is required to first offer the right to buy such securities to each Major Investor. For purposes of the Preferred Stock investors, Major Investor was defined as any holder of 22,500 or more shares.

Drag-Along Right

The Drag-Along Right permits the Board of Directors, Class A Common Stockholder, and the Series A Preferred Stockholder to approve a "Sale of the Company". In the event of the sale of BotImage, each shareholder agrees to vote in favor of the proposed transaction and to participate in the sale on the same terms and conditions.

Preferred Stock

The amount of security authorized is 252,500 with a total of 0 outstanding.

Voting Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

Material Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

What it means to be a minority holder

As a holder of Class B non-voting Common Stock of Bot Image, Inc, you will have no rights (except as required by law) in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financi al statements are consolidated statements of ScanMed LLC, an established medical device company which designs, markets and distributes MRI hardware known as MRI antenna or coils. ScanMed also founded an independent or free-standing MRI services company, FirstScan, which was the first in the USA to offer "adjunctive MRI screening for prostate cancer (www.firstscanomaha.com). Finally, ScanMed founded Bot Image, Inc. in 2018 and invested in start-up operations. Both of these subsidiaries' financial activities are included in the consolidated financial statements. Bot Image will rely on the managerial expertise and financial stability of ScanMed, at least initially, to bring the Bot Image technology to market.

Historical results and cash flows:

The historical results of Bot Image reflect start-up expenses and initial asset purchases such as computers and intellectual property (patent fees) to protect the technology that was assigned to Bot Image by ScanMed, the founding company.

Therefore, there were only negative cash flows for above and the product has not been finalized and sold; hence, no revenues. These do not represent what investors should expect in the future as we intend to receive FDA approval in the fall of this year and begin to market by year's end.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Given that the company Bot Image, Inc. is a start-up, it has no excess cash on hand, nor credit lines. However, the majority shareholder and founder, ScanMed LLC, a profitable medical device company, has funded the start-up phase and will continue to do so using it's credit lines, cash on hand, and shareholder loans as necessary while Bot Image, Inc is raising capital and acheiving its goals. ScanMed has an excellent banking relationship with cash draws, a $1MM revolving credit line with Core Bank, Omaha, and $500,000 credit line for equipment, renewable annually. Currently, $950,000 is outstanding on these lines. ScanMed will provide shareholder loans and/or receive additional equity for paying the salaries of the full-time, part-time staff and contractors until such time that funds are raised to pay these expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These campaign funds, or addtional funds being sought via a private placement memorandum offering Class A Preferred stock are not crucial until the 3rd quarter of 2020 when the plan is to conduct a significant PR campaign and US-wide product launch. These campaigns will not be possible without additional funds; however, marketing will continue at the rate based upon available cash from revenues or shareholder loans.

The board of directors has approved of a sale of $1,501,200 of Class A Preferred Stock at a purchase price per share of $11.12; this due to the restriction of a minimum investment of greater than $50,000 ($50,006.64 or at least 4497 shares). This represents the similar share price after Bonus shares are issued for those purchasing Class B common stock with minimum investment of $50,000; hence the valuation is the same.

An additional material benefit is extended to those investors that invest greater than $250,000. A seat on the board of directors is offered to the first two cash investors who meet this criteria.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the company. The founding company, ScanMed will manage the funds required to get the product to market and advertise as best as can with available cash and stockholder loans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for 12 months if the minimum raise of $9,985.5 is achieved. This is based upon reduced staffing, marketing/PR, less pro fees due to less events, less royalties and far less overhead and operations to stay within the budget of available capital. It is also based upon ScanMed providing the requisite operating capital to keep the project moving forward.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for five years if it raises the maxiumum funding goal. We believe by 2022 and beyond we will have sufficient profit to enable the development of other similar products and markets without additional funding. No projections beyond 2023 have been made due to the projected revenues far exceeding the expenses since close of 2021.

We are projecting total operating expenses of $1,464,490 in 2021 incrementally increasing to $3,547,329 in 2023, with royalties and salaries reaching approximately $700,000 each; contractors and marketing/PR each approximately 490,000 and general operations, overhead, materials, and taxes making up the rest.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Bot Image is currently seeking additional equity capital of $1.5MM via a private placement memoradum in the form of Class A Preferred Stock. It will also develop banking credit lines based upon receivables and assets after reaching profitability. The founding company, ScanMed, is also growing rapidly and expanding its credit lines which could be used to further fund Bot Image via equity or loans.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** ScanMed LLC
  Names of 20% owners: Randall Jones, Melanie Jones
  Relationship to Company: Directors, Officers, 20%+ owner, and Promoters
  Nature / amount of interest in the transaction: See attached Capitalization Table

wherein ScanMed invested to start Bot Image, Inc. and has hired staff, contracted staff and manages staff of Bot Image during its start-up year and will continue to do so as warranted financially and business-wise.
Material Terms: ScanMed has provided initial capital of $137,814 for start-up expenses as shown in the attached accountant's reviewed financials and ancillary information, and another $59,286 for Property and Equipment assigned to Bot Image on March 29, 2019. See attached executed Contribution Agreement (ScanMed).

- **Name of Entity:** Desert Medical Imaging
  Names of 20% owners: Dr. John Feller, M.D.
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Desert Medical Imaging has interest in seeing the Bot Image software developed and has assigned, on an exclusive basis, over 1000 patient data sets acquired with MRI, physician interpretation reports, and pathology lab reports over the past 10 years.
  Material Terms: For this exchange of valuable data, Desert Medical Imaging has agreed to receive 90,000 shares of Preferred Class A stock of Bot Image, Inc. See attached Contribution Agreement (DMI) and Data License Agreement with Exclusivity for details.

- **Name of Entity:** Oregon Health Sciences University
  Names of 20% owners: NA, it is a state institution
  Relationship to Company: Promoter
  Nature / amount of interest in the transaction: They are interested in sharing their clinical data sets to aid in the development of the Bot Image AI software as well.
  Material Terms: In return for their data, OHSU has agreed to receive the equivalent cash worth of 22,000 shares of Common stock of Bot Image upon a change of controlling ownership of bot Image. See attached OHSU BotImage Data License Agreement.

Valuation

Pre-Money Valuation: $10,906,875.00

Valuation Details:

1) Asset value at cost of clinical data, first revision AI program, and equipment: $25,262,500
2) 3X NPV of discounted EBITDA of 5-year proforma with 0.6% market penetration: $41,292,808
3) 3X NPV of discounted EBITDA of 5-year proforma with 0.3% market penetration and same expenses as above: $20,420,654
4) 1X NPV of original estimated EBITDA: $13,754,269
a. This before founding physician equity stake $1,238,784 in exchange for data

b. Total Valuation after physician data investment: $15,312,749.74
c. Note that tech companies generally value using 7-9 X prior-year EBITDA after emerging from start-up stage (estimate 3.5 years).

Discounted then to $15.75/share

Use of Proceeds

If we raise the Target Offering Amount of $9,985.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  75.0%
  Development and managerial

- *Operations*
  19.0%
  Data acquisitions

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  14.02%
  PR and marketing to demonstrate the clinical utility and accuracy

- *Research & Development*
  7.01%
  Funds for R&D expenses not covered by salaries and contractors including testing, installations, data manipulation, etc.

- *Company Employment*
  30.97%
  Salaries of all staff working on the project

- *Operations*
  7.48%
  Operating costs associated with the project including shipping, receiving, travel, and professional fees.

- *Working Capital*
  17.24%
  Used for miscellaneous fees, un-planned expenses, overages, etc.

- *Inventory*
  6.26%
  Materials required for pre-production, test units, and misc supplies.

- *Contractors*
  5.89%
  Assistance for development and financial recording

- *Equipment*
  5.14%
  Additional computer hardware

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.botimageai.com (Botimageai.com/annual report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bot-image

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bot Image, Inc.

[See attached]

SCANMED, LLC
A Nebraska Partnership
Omaha, Nebraska

Consolidated Financial Statements
Years Ended December 31, 2018 and 2017

With Independent Accountant's Review Report Thereon

INDEX

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Partners
ScanMed, LLC
Omaha, Nebraska

We have reviewed the accompanying consolidated financial statements of ScanMed, LLC (a partnership), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, partners' capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

Revised Notes to the Consolidated Financial Statements

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended.

McFarlin & Brokke, P.C.

McFarlin & Brokke, P.C.
Omaha, Nebraska
Certified Public Accountants
April 1, 2019, except for note 10 to the consolidated reviewed financial statements as to which the date is April 24, 2019.

SCANMED, LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Accounts receivable (net of $67,668 and $-0- allowance for doubtful accounts at 12/31/18 and 12/31/17)	$ 934,348	$ 521,709
Inventory	1,228,853	1,173,785
Prepaid expenses	899	13,839
Total current assets	2,164,100	1,709,333
NET PROPERTY AND EQUIPMENT (note 2)	1,647,745	1,456,606
OTHER ASSETS		
Net intangible assets (note 3)	106,614	22,310
Security deposits	2,700	2,700
Total other assets	109,314	25,010
TOTAL ASSETS	$ 3,921,159	$ 3,190,949

LIABILITIES AND PARTNERS' CAPITAL

	2018	2017
CURRENT LIABILITIES		
Bank overdraft	$ 18,146	$ 17,827
Lines of credit	1,179,751	823,077
Notes payable - current portion (note 4)	333,276	368,188
Accounts payable and accrued expenses	619,848	461,885
Total current liabilities	2,151,021	1,670,977
LONG-TERM DEBT - NET OF CURRENT PORTION (note 4)	663,404	712,223
PARTNERS' CAPITAL	1,106,734	807,749
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,921,159	$ 3,190,949

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2018 and 2017

	2018	2017
REVENUE	$ 5,314,728	$ 3,656,175
COST OF SALES	299,466	217,686
GROSS PROFIT	5,015,262	3,438,489
OPERATING EXPENSES		
Advertising and travel	257,099	246,728
Auto expenses	7,220	2,314
Bank charges	40,972	38,337
Charitable contributions	2,084	58
Commissions	101,790	66,097
Compensation and benefits	2,406,079	2,311,873
Computer expenses	23,705	31,562
Contract labor	197,427	3,826
Depreciation and amortization	595,011	426,119
Dues and subcriptions	16,478	5,314
Insurance	43,653	21,339
Licenses and permits	10,172	6,674
Meals and entertainment	17,297	8,901
Miscellaneous	24,139	15,707
Office supplies	29,242	11,660
Personal property taxes	20,553	13,355
Postage and shipping	161,127	125,855
Professional fees	100,496	60,555
Rent	305,011	115,341
Repairs and maintenance	135,587	77,817
Telephone and internet	19,205	15,378
Utilities	64,689	44,800
Total operating expenses	4,579,036	3,649,610
OPERATING INCOME (LOSS)	436,226	(211,121)
OTHER EXPENSES		
Equity in operating loss of FirstScan, LLC	-	(156,184)
Interest expense	(137,241)	(99,813)
NET INCOME (LOSS)	$ 298,985	$ (467,118)

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

For the Years Ended December 31, 2018 and 2017

	2018	2017
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 807,749	$ 924,590
Exchange of investment in FirstScan, LLC for additional equity issued	-	350,277
Net income	298,985	(467,118)
PARTNERS' CAPITAL, END OF YEAR	$ 1,106,734	$ 807,749

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 298,985	$ (467,118)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	595,011	426,119
Equity loss on investment in FirstScan, LLC	-	156,184
(Increase) decrease in assets:		
Accounts receivable	(412,639)	525,658
Inventory	(55,068)	(282,959)
Prepaid expenses	12,940	(1,015)
Security deposits	-	(1,095)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	157,963	(129,770)
Total adjustments	298,207	693,122
CASH PROVIDED BY OPERATING ACTIVITIES	597,192	226,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Additional investment in FirstScan, LLC	-	(230,135)
Purchases of property and equipment	(870,454)	(126,133)
CASH USED FOR INVESTING ACTIVITIES	(870,454)	(356,268)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	319	17,827
Advances on lines of credit (net)	356,674	331,972
Advances to related parties (net)	-	24,224
Assets received upon acquisition of FirstScan, LLC	-	19,477
Proceeds from borrowings	293,958	201,862
Payments on borrowings	(377,689)	(512,551)
CASH PROVIDED BY FINANCING ACTIVITIES	273,262	82,811
NET INCREASE (DECREASE) IN CASH	-	(47,453)
CASH AT BEGINNING OF YEAR	-	47,453
CASH AT END OF YEAR	$ -	$ -
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 135,866	$ 95,910

See independent accountant's review report and accompanying notes.

SCANMED, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company earns revenues primarily through the design, manufacture, and repair of MRI coils to companies throughout the world.

Accounts Receivable – Accounts receivable arise in the normal course of business. Accounts are written off when deemed uncollectible. An allowance for estimated collection losses has been provided for the year ended December 31, 2018.

Advertising – Advertising costs are expensed when incurred.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Consolidation – The consolidated financial statements include the Company and its wholly-owned subsidiary, Bot Image, LLC. During 2017, the Company owned 17.5% of FirstScan, LLC. The Company then acquired 100% ownership of FirstScan, LLC on December 31, 2017. Accordingly, the income statement only shows the Company's share of its loss on its investment in FirstScan, LLC for the year ended December 31, 2017. As a result of the acquisition, these financial statements also include the balance sheet information of FirstScan, LLC at December 31, 2018 and 2017.

Fair Value of Financial Instruments – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, and payables.

Income Taxes – The Company is taxed as a "pass through" entity and the partners of the Company each report their proportionate share of taxable income or loss. Accordingly, the Company will not incur income tax obligations. The Company is still subject to U.S. federal tax examinations by tax authorities for years ending December 31, 2015, 2016, and 2017.

Financial Accounting Standards Board pronouncement ASC 740-10 requires disclosures of uncertain tax positions. Management has evaluated its current tax positions and determined that no disclosures under this pronouncement are necessary.

Inventories – Inventories are priced at the lower of cost (computed on an average cost basis) or market.

Property, Equipment, and Depreciation – Property and equipment are stated at cost and are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Revenue Recognition – The Company recognizes revenue when it is earned.

Shipping Costs – Shipping costs are expensed when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 2 – PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Equipment	$ 2,523,848	$ 2,402,311
Furniture and fixtures	76,800	70,884
Leasehold improvements	204,806	204,806
Loaner coils	1,145,475	640,590
Tooling	271,273	146,109
Vehicles	15,225	-
	4,237,428	3,464,701
Less accumulated depreciation	(2,589,684)	(2,008,095)
	$ 1,647,745	$ 1,456,606

NOTE 3 – NET INTANGIBLE ASSETS:

Net intangible assets consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Licenses	$ 24,667	$ -
Patents	76,481	38,172
Software	34,750	-
	135,898	38,172
Less accumulated amortization	(29,284)	(15,862)
	$ 106,614	$ 22,310

NOTE 4 – DEBT

The Company has established their own revolving credit agreements. As of December 31, 2018, three credit lines had been established with Core Bank in the total amount of $1.5 million. Interest on any outstanding balance is payable monthly at a variable interest rate plus 2.00%. The outstanding balance on theses lines were $1,179,751 and $823,077 as of December 31, 2018 and 2017, respectively. The lines of credit are personally guaranteed by two officers of the Company.

Long-term debt consistent of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Note payable, maturing in 2018, 5.00% interest, secured by all assets	$ -	$ 38,553
Note payable, maturing in 2018, 5.25% interest, secured by all assets	-	30,611
Note payable, maturing in 2022, 6.25% interest, secured by all assets	157,200	193,203
Note payable, maturing in 2019, 5.25% interest, secured by all assets	23,882	79,071
Note payable, maturing in 2023, 5.50% interest, secured by all assets	238,216	-
Note payable, maturing in 2020, 5.25% interest, secured by all assets	60,999	95,076
Note payable, maturing in 2021, 5.50% interest, secured by all assets	66,436	88,908
Note payable, maturing in 2020, 4.70% interest, secured by 3D printers	92,174	173,198
Note payable, maturing in 2020, 5.00% interest, secured by 3D printers	78,571	127,733
Note payable, maturing in 2023, 7.73% interest, secured by 3D printers	46,240	-
*Note payable, maturing in 2020, 11.00% interest, unsecured	232,962	254,058
	996,680	1,080,411
Less - current portion	333,276	368,188
	$ 663,404	$ 712,223

**Related party transaction*

Maturities of long-term debt are as follows:

2019	$ 333,276
2020	206,453
2021	149,718
2022	131,069
2023	91,465
Thereafter	84,699
	$ 996,680

NOTE 5 – OPERATING LEASES

The Company has entered into one noncancelable operating lease for rental space with Miller Properties, LLC and another with First Care Holdings, LLC (a related company) for MRI equipment. The minimum future annual lease payments as of December 31, 2018 are as follows:

2019	$ 271,958
2020	176,935
2021	168,303
2022	168,303
2023	168,303
Thereafter	168,303
Total minimum payments	$1,122,105

Rental expense for all operating leases for the years ended December 31, 2018 and 2017 were $305,011 and $115,341, respectively.

NOTE 6 – EMPLOYEE RETIREMENT PLANS

The company has a 401(k) retirement plan that covers all full-time employees who qualify with regard to age and length of service. Under this plan, the Company offers a 100% match of elective deferrals up to 1% of pay, plus a 50% match of elective deferrals of the next 5% of pay. Employer contributions amounted to $44,174 and $30,898 for the years ended December 31, 2018 and 2017, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

A related company, Resonance Innovations, LLC, has originated a loan to the Company to assist with working capital requirements. In 2015, the related company loaned $275,000 payable over 20 years at an 11% interest rate. Outstanding balances on the loan were $232,962 and $254,058 as of December 31, 2018 and 2017, respectively.

In 2018, the Company began leasing MRI equipment from a related party, First Care Holdings, LLC. Lease expense paid for the equipment for the year ended December 31, 2018 amounted to $168,303.

NOTE 8 – CONCENTRATIONS

Management has determined that certain customers compose a "concentration" as defined by generally accepted accounting principles. For the year ended December 31, 2018, it is reasonably possible that the loss of the following customer could have a negative impact on the company in the near-term.

	Percent of Revenue	
	12/31/18	12/31/17
Customer A	14%	13%

NOTE 9 – SUSEQUENT EVENTS

Management has evaluated subsequent events through April 1, 2019, the date on which the financial statements were available to be issued. Management has also evaluated subsequent events through April 24, 2019, the date through which the revised financial statements were available to be issued.

Management intends to crowdfund up to $1 million for Bot Image, LLC in 2019 to develop its proprietary artificial intelligence software designed to more accurately read MRI scans.

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended. Effective March 29, 2019, ScanMed, LLC assigned computer equipment and patents with a cost of $69,063 to Bot Image, LLC.

BOT IMAGE, LLC
BALANCE SHEET
December 31, 2018

	2018
PARTNERS' CAPITAL	
Investment by ScanMed, LLC	$ 75,153
Retained earnings (deficit)	(75,153)
TOTAL PARTNERS' CAPITAL	$ -

BOT IMAGE, LLC
STATEMENTS OF INCOME
For the Year Ended December 31, 2018

	2018
REVENUE	$ -
OPERATING EXPENSES	75,153
NET INCOME (LOSS)	$ (75,153)

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT (continued)

BOT IMAGE, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (75,153)
CASH USED BY OPERATING ACTIVITIES	(75,153)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	75,153
CASH PROVIDED BY FINANCING ACTIVITIES	75,153
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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PLAY VIDEO

Bot Image

Saving lives with AI and specialized MRI

Small OPO · Health Tech · Accepting International Investment

0

Investors

$0.00

Raised of $9.99K - $1.07M goal

Overview | Team | Terms | Updates | Comments | Share



1 in 7 Men
will be diagnosed with
Prostate Cancer
ProstatID™ Can Save Their Lives

Every 17 minutes, an American man loses his life to prostate cancer

Fortunately, with early diagnosis, prostate cancer is one of the most manageable and treatable cancers with a 98% survival rate.

However, it remains the second leading cause of cancer deaths among men because the current standard of medical care does little to support early diagnosis.

Title Source: https://zerocancer.org/learn/about-prostate-cancer/facts-statistics/



The prostate is challenging to observe because of its central location in the anatomy

Early Diagnosis is the Key

The prostate is a complex and difficult organ to access and evaluate. So the current methods used for screening for prostate cancer are PSA and DRE. Both are non-conclusive. The followup is typically a blind biopsy and unfortunately, those are only approximately 50% accurate. BotImage, Inc is developing ProstatID, a patented artificial intelligence (AI) software that uses images collected with magnetic resonance imaging (MRI) to evaluate the prostate and identify cancer. This new technology is completely non-invasive, painless, and cost-effective. More importantly, we believe it we be far **more accurate than any current method of prostate cancer**

detection.

"Prostate cancer screening and detection has changed little for the past 30 years despite the mountain of evidence pointing to the efficacy of superior technologies and futility of the old methods. Sadly, this has resulted in the unnecessary and premature deaths of countless numbers of men in the US alone."

- Dr. Randall, Jones, CEO & Founder of BotImage


MISSED TUMOR
12 NEEDLES RANDOMLY INSERTED THROUGH THE PERINEUM MISS LESIONS
PSA BLOOD TEST
Not Correlative W/Cancer
DIGITAL RECTAL EXAM
~49% Cancers Missed
RANDOM BIOPSY
~50% Cancers Missed
PROSTATE MRI
~10-30% Cancers Missed
The current standard of care for prostate cancer utilizes many painful and inaccurate procedures

The inaccuracy of the current screening methods leads to negative findings even when real cancer is present

As these tests are not effective at detecting cancer at a reasonable statistical probability, they ultimately lead to persistent symptoms, worsening physical conditions, and growing cancers.

This causes significant physical suffering, very invasive medical procedures for addressing late stage cancer, and a high cost to individuals and the healthcare industry.

Men deserve better for their health



Prostate Cancer Not Only Costs Lives, It Costs the US *Billions* of Dollars


UROLOGIST
$150-350
per visit
PSA TEST
$60-80
DIGITAL
RECTAL EXAM
$250-500
$2,560-9,930
ANNUALLY
PER PATIENT
BIOPSY
MRI SCAN

According to the American Urology Association, Prostate cancer costs the United States an estimated $11.5 billion every year. Medicare alone reports spending $1.2 billion over a three year period. These staggering figures only include the costs for medical care and does not account of the intangible costs of lost wages, caregiving, and even the funeral expenses patients and their families incur. **We believe ProstatID will help reduce these high costs for patients, providers, and taxpayers.**

By using ProstatID for the early detection of prostate cancer, physicians will be able to catch cancer earlier and provide more affordable treatment options. In fact, on average, the treatments available for early stage prostate cancer cost 2 to 4 times less than treatments available at more advanced stages. If adopted as the new standard of medical care, we


$1,500-6,000
$600-3,000
THE AVERAGE COST OF PROSTATE CANCER SCREENING IN THE US

believe **ProstatID has the potential save the United States billions.**

These Costs Aside, We're Saving Men's Lives

How ProstatID Changes the Paradigm



MRI has been shown to be the most accurate of all the current diagnostic methods. However, in the current standard of care, MRI is only used after other diagnostic media misses cancer. Meaning patients have had to go through three different invasive procedures before they can access the technology needed to achieve a truly accurate diagnosis.

However, even though MRI has shown to be the most accurate diagnostic tool, the results are still very subjective based on the quality of equipment, skill of the MRI technologist, and the experience of the radiologist. With these limitations, the accuracy rate in the US falls between 60-70%.

We believe ProstatID will help overcome these issues, providing highly accurate reads regardless of these factors.

We believe ProstatID will completely revolutionize how prostate cancer is screened, removing many of the unnecessary, ineffective, and costly diagnostic steps. With ProstatID, we project that the new screening process for prostate cancer will become an annual MRI screening beginning at age 50 (40 for high risk individuals) in five simple steps:

Step One: The physician will prescribe a non-invasive prostate MRI for the patient

Step Two: The MRI will acquire the necessary images of the prostate in a quick, 20-minute scan

Step Three: The images of the prostate will then be uploaded to ProstatID's cloud-hosted platform *almost instantaneously*

Step Four: ProstatID's algorithm will segment the prostate and generate a probability map of cancer

Step Five: Radiologists will review and interpret this map and send the results to the physican

This new paradigm could potentially help patients avoid unnecessary digital rectal exams, multiple needle biopsies, and even radical prostatectomies--saving patients, pain, emotional stress, and money.



Accurate Results You Can Trust

We project that with ProstatID, if the results are negative for cancer, you can live your life with the confidence that you don't have prostate cancer. We believe our technology is not going to miss the cancer.

If the results are positive for cancer, we project physicians will see exactly the size and location of the cancer suspicious regions within the prostate and can therefore prescribe the most effective and manageable treatment regimen for your disease.

Our goal with ProstatID is to nearly eradicate false positives and false negatives



ProstatID: A New Diagnostic Paradigm



THREE STEPS TO ACCURATE PROSTATE CANCER DIAGNOSIS
ProstatID
1
2
3
MRI SCAN
DIAGNOSIS

Development Stage

ProstatID is in the final stages of development before being introduced into the market at the beginning of Fall 2019. Our team of engineers and clinical advisors are currently importing new data sets from clinics around the country to improve the algorithm and finalize the integration with any MRI system. We've also begun the process of demonstrating our accuracy on a stastically-relevant number of patients for peer-reviewed publication and presentation to the urology and radiology communities. Finally, we are in the process of pursuing 510(k) clearance with the FDA by August 2019.

The Offering

Bot Image is offering $1,069,922 in Class B Common non-voting Stock at $15.75 per share at a pre-money valuation of $10,906,875. Minimum investment $504 (32 shares).

Meeting an UnMet Clinical Need



BotImage Inc. Projected Revenues and Assets
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2019-20
2020-21
2021-22
2022-23
2023-24
Revenue
Year-End Balance Sheet

We believe the market potential for ProstatID is massive. In the United States alone, this software can help 50 million men through annual screenings. Furthermore, for the 3.1 million men living with prostate cancer in the US, we believe ProstatID will offer physicians a mechanism for routine tumor monitoring and treatment efficacy.

ProstatID will be offered for an upfront installation cost, with a pay per click model based on facility utilization. This will allow physicians to utilize the technology to meet their unique local market demands. This model allows us to keep the overhead costs low for smaller independent facilities, while also creating creating a fair revenue structure for larger hospital groups.

We are developing ProstatID to interface with every make and model of MRI machine in the United States. Meaning our software will be compatible with the over 12,400 MRI machines in the United States alone when launched. Considering the existing growth market, there is a projected average of 4,000 prostate scans per year per MRI machine.

Our five year projected revenue us based on only capturing 0.6% of the entire available US market for prostate cancer screening with MRI. With scanning volume that amounts to 288,000 scans, or clicks, per year.


Overview of Five-Year Revenue Projections
Number of MRI Units
150
125
100
75
50
25
0
2019-20
2020-21
2021-22
2022-23
2023-24
ProstatID™ projected installations

With BotImage's cloud-based hosting platform and streamlined implementation and localization, we can also offer ProstatID's technology globally, helping millions of men across all continents. Plus, the baseline algorithm for ProstatID has the potential to be developed to address other pathologies in all anatomies. Currently, BotImage is in the exploratory phases of investigating the technology for breast cancer, lung cancer, and COPD. The expansive variety of future clinical applications of BotIMage's technology make it a sound financial investment.



The Advanced Technology Behind ProstatID Explained


T2w
ADC
b-Value
Results

Offering high sensitivity, specificity, and anatomical penetration, MRI is the best diagnostic technology for detecting prostate cancer. However, despite the high quality and fast delivery of MRI imaging, the challenges of MRI interpretation lead to significant issues. Even the best trained radiologists with hundreds of cases studied miss cancerous lesions (false negative), under-estimate primary lesions (leading to inaccurate prognoses), and/or over-estimate or misinterpret (false positive) pathologies in the statistical range of 15-35% of the time. Therefore, MRI screening for prostate cancer has not been adopted as the standard of care.

We believe ProstatID will overcome this clinical hurdle by eliminating the visualization limitations of radiologists using complex, wholistic AI algorithms.

ProstatID's conceptual AI algorithm was first developed by code writers physicians at the National Institutes of Health (NIH). The algorithm overcomes the visual and cognitive limitations of humans by learning how to best interpret the MRI data. In other words, the program can assess visible features such as brightness and gray scale but also those invisible to the human eye such as pixel by pixel texture, 3D voxel texture, and infinite feature weighting testing and validation.

The first revision AI software platform of ProstatID was tested on 270 men with prostate cancer symptoms, leading to the findings published in the peer-reviews Journal of Medical Imaging (4(2), 024506 (Apr-jun 2017)). You can read their findings here:

Detection of prostate cancer in multiparametric MRI using random forest with instance weighting
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5467765/

Automatic magnetic resonance prostate segmentation by deep learning with holistically nested networks:
https://www.researchgate.net/publication/319229526_Automatic_magnetic_resonance_prostate_segmentation_by_deep_learning_with_holistically_nested_networks

This prototype technology was then exclusively licensed to ScanMed, LLC, a world-leading MRI technology company with over a dozen patents, including the world's first Prostate MRI antenna, the PROCURE, to develop and bring to market.

To date, ScanMed dba BotImage, Inc, has acquired over 1700 proprietary data sets, most with radiologists interpretations, segmented prostate gland image sets, pathology laboratory results, correlation data, and first-pass AI interpretations. This is the largest collection of data sets in the industry and will work to further improve the accuracy of ProstatID's AI image interpretation capabilities. ProstatID also seamlessly integrates into the radiologist workflow and we predict as more studies are interpreted the better the technology will become with the potential of our learning algorithm.

PROSTATID™ CASE STUDY: MISSED CANCER IN THE TRANSITION ZONE

The following case study is from a real cancer patient comparing a physician's diagnostic report and biopsy results against the technology of ProstatID™. Though both physicians we able to identify the lesion present in the left peripheral zone of the prostate, they missed the lesion in the transition zone. ProstatID™, however was able to immediately locate and identify this lesion in the transition zone.



T2W
ADC
b-Value

Diagnostic Report: "There is a tumor suspicious region (PI-RADS 5) in the left peripheral zone centered at the mid gland level but also extending into the base and apex levels between the 3 o'clock and 5 o'clock position."

"There is some nodular enlargement and inhomogeneous signal intensity throughout the transition zone most commonly due to benign prostatic hyperplasia. **No tumor-suspicious region is identified within the transition zone.** There is some associated intravesical median lobe hypertrophy."

Biopsy Report: "Adenocarcinoma of the prostate Gleason score 3+4 (Grade group 2) involving 4 of 4 cores in 56% of the biopsy specimen with 10% of the tumor consisting of Gleason Grade 4 pattern and 5% demonstrating a cribriform pattern."

PROSTATID™ RESULTS

The same MRI images were processed through ProstatID™. The red areas are suspicious lesions. ProstatID™ was not only able to identify the same lesion as the physicians, but found a second lesion in the transition zone that had been missed seen below:



Lesion missed by physicians but found by ProstatID™

MRI identified and biopsy-confirmed lesion

In summary, ProstatID uses MRI (bpMRI and/or mpMRI) and AI to:

- Eliminate the visualization limitations of radiologists using complex holistic learning algorithms.
- Facilitate screening at low cost and high accuracy by delivering significant throughput improvements.
- Provide precision diagnostics and cancer targeting for follow-up exams.
- Integrate into physician work-flow for added efficiencies.
- Significantly improve physician confidence, accuracy, credibility and can lower physical and care provider liability insurance premiums.

ProstatID is an easy-to-use software interface for post processing MRI using cloud based computing, radiology/urology work-station integration, and AI image interpretation to provide highly accurate prostate cancer diagnostics.



• Circumscribe Organ (Segment)
• ID Cancer (Manually Circumscribe)
• Pathology Lab Verify
Create Learning Data Sets
AI Learning
• Read Data Sets
• Run Iterative Algorithms
• Test and Compare to Pathology (Store Data)
• Import Case MRI Set
• Run Learned Algorithm
• Compare To Store Data
• Provide Colorized Cancer Probability Map
Apply To Cases
The ProstatID™ Development Workflow

Help Us Save Lives

Invest in a Medical Breakthrough



With 1 in every 41 men dying of prostate cancer every year, it is imperative we change the standard of care to focus on early diagnosis. We believe ProstatID will do just that. By utilizing the latest technology, we can significantly reduce the negative impact of prostate cancer.

However, BotImage needs your support to help bring our life-saving technology to market. Our peer-reviewed, highly-accurate technology can help millions of men and with our cloud-based platform we bring this product to market fast and effectively pending FDA clearance.

Invest today with as little as $504 and you can start saving lives.

ScanMed® is Formed

BotImage™'s parent company is formed with a comprehensive suite of MRI IP



ScanMed® Receives NIH Prototype

ScanMed® is granted exclusive rights to develop a MRI AI platform for the diagnosis of prostate cancer



Bot Image Receives the NIH Prototype Technology

Automates Data Transfer and Categorization Software

FDA Approval for ProstatID™ (ANTICIPATED)

Achieve FDA 510(k) approval of ProstatID™ for medical use



Explore Other Applications of the MRI AI Platform (ANTICIPATED)

Invest in the data sets to begin application of the technology for breast, lung, and other anatomies

2004 · **2014** · **March 2018** · **August 2018** · **November 2018** · **March 2019** · **August 2019** · **September 2019** · **November 2019**



ScanMed® get 510K Approval for PROCURE™

ScanMed® introduces the world's first dedicated prostate MRI coil


BOT
IMAGE

BotImage™ Is Formed

ScanMed® incorporates the subsidiary company BotImage™ to develop the NIH prototype



Developed the Improved Algorithm for Varied MRI Segmentation & Interpretation ProstatID™

Imported 1600 data sets from various MRI systems



Introduce ProstatID™ to the Market (ANTICIPATED)

Offered as a cloud-hosted platform, ProstatID™ will be available to physicians around the globe

In the Press





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Meet Our Team



Dr. Randall Jones, PhD

Founder & CEO

Dr. Jones is a successful entrepreneur with over 20 years experience of upper level management in the MRI industry. As an accomplished inventor holding over a dozen patents, he has effectively grown ScanMed 80% per year for the last three consecutive years by recognizing and meeting both clinical and business needs with innovative product solutions. With the combination of a background as a highly-trained USAF technician, PhD of EE and MRI physics, and MBA, Dr. Jones has lead ScanMed to become a world leader in MRI RF systems and MRI coil development and diagnostics by setting the record for time to market on new devices, contract engineering, and manufacturing.



Melanie Jones

EVP Sales & Marketing

Melanie is a highly accomplished sales and marketing executive with over 20 years of leadership experience across multiple industries. Melanie helps develop strategies to bring ScanMed's innovative products to market, meet clients needs, and break into new international markets. She also works closely with the sales and marketing, manufacturing, repair, and customer service teams to ensure the highest level of customer satisfaction for both new products and repairs.



Dr. John Feller, MD



Ethn Ulrich



Natalie Hussey

Clinical Advisor

Dr. John F. Feller is a founding partner of Desert Medical Imaging, currently the owner and Medical Director of the practice. He is board-certified as a Diagnostic Radiologist with sub-specialties in Orthopedic & Sports Medicine Imaging, Body MRI, and holds a Level II Cardiac CT certification. Dr. Feller is also a partner in China's first American-owned multi-disciplinary outpatient healthcare facility, and serves as director of radiology.

Project Manager

Ethan is an engineer with 8 years experience in biomedical engineering and 6 years experience in medical imaging. He received his undergraduate degree in engineering from Dordt College in 2012. His doctoral work in Biomedical Engineering at the University of Iowa involved machine learning, biostatistics, medical image analysis, and medical software design. He currently utilizes his skills as lead software developer to design, test, and release advanced diagnostic software with the goal of assisting physicians and improving the quality of life for patients

Director of Marketing

An expert in brand management, business intelligence, and strategic market development, Natalie works closely with the product development team to educate customers about the pioneering products at BotImage. In addition, she manages public relations, oversees advertising strategy, and supports the sales staff to help break into new markets.

Offering Summary

Company	Bot Image, Inc.
Corporate Address	9840 S 140th St, Ste 8, Omaha, NE 68138
Offering Minimum	$9,985.50
Offering Maximum	$1,069,992.00
Minimum Investment Amount (per investor)	$504.00

Terms

Offering Type	Equity
Security Name	Class B Common - non-voting
Minimum Number of Shares Offered	634
Maximum Number of Shares Offered	67,936
Price per Share	$15.75
Pre-Money Valuation	$10,906,875.00

**Maximum subject to adjustment for bonus shares. See Bonuses below*

Investment Incentives

- Invest $1,008+
- Save $1,508 off your first installation
- Invest $2,016+
- Save $3,016 off your first installation
- Invest $4,032+
- Save $6,032 off your first installation
- Invest $5,040+
- Get 11% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $25,515+
- Get 19% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $49,959+
- Get 29% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation

The 10% Bonus for StartEngine Shareholders

Bot Image, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15.75 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $157.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So hi, I'm Dr. Randy Jones. I'm the founder and CEO of Bot Image as well two other MRI and medical device companies. In fact, one of them is the first free standing MRI facility for prostate cancer adjunctive screening. And the other is an established medical device company who's leading product is a prostate cancer MRI antenna. So I'm here to talk about prostate cancer today. And we're talking about changing the standard of care in detection and treatment in prostate cancer, especially the detection side.

So this is important because 1 in 7 men develop prostate cancer in their lifetime. So you're going to know people that do. Now I come at you from not only the perspective of a CEO but also as an inventor, as I do have over 15 patents—US and internationally—in this area. Finally, I come at you from the perspective of a prostate cancer survivor.

And let me tell you, I was shocked by the standard of care when I entered that system upon detecting my own prostate cancer with MRI. So let's define what that standard of care is. Standard of care is really what the insurance industry will pay for various tests and procedures that are done that then help out the individual that carries that policy. This is also what pays the physicians and medical facilities to provide that service. That doesn't necessarily mean that it's the best. And in fact, I know from my experience of 20 -30 years, it's actually over that but I'm telling my age, in developing products in this industry that it takes a very long time to adopt new technologies.

Well it's time to speak out we need to adopt new technologies sooner—after my experience I can tell you.

So what happens in the standard of care today with prostate cancer? Well the first thing is that something is detected as wrong in a standard or routine blood test that might be administered by your general practitioner. And they would discover then that you have an elevated PSA. PSA stands for prostate specific antigen. It is a protein released by both healthy and potentially cancerous cells in the organ and it just indicates that if it rises above a certain level—and that would be measured in nanograms per milliliter—if it's over four, then that is the suspicious zone where you'll typically be referred to a specialist like a urologist.

Now what the urologist will typically do is he will either give you a digital rectal exam—as the name might imply: Digit up the rectum to see if he can "feel" a cancer in the prostate organ. The other thing he may want to do, or may encourage you to accept, is what they call a standard 12 or 20-core biopsy. Meaning that they will use a grid, basically a square grid, to guide 12 or 20 needles into your prostate organ either via transrectally or transperineally. Either way, they are doing it what I determine is blindly. They are doing it without guidance of imaging of any kind.

Now imagine, if you have a prostate cancer that's the size of the tip of my little finger or a garden pea, and that was imbedded in another object the size of a medium to large lemon—that would be your prostate. Imagine if you just randomly stuck 12 needles in there, what your chances would be of actually hitting that garden pea—that cancer. As you can imagine, the results are not good. In fact, at best, it's like flipping a coin.

So I think we can do a lot better, don't you?

And the other problem with standard of care is if they do poke you with 12 or 20 needles in your organ, you're going to bleed. You're going to bleed out of areas you never thought you would bleed out of. You may contract a significant infection, if it comes through the rectum especially, despite giving a heavy dose of antibiotics. You may have bladder control issues for some time afterwards. And you may have temporary erectile dysfunction. None of those are exactly pleasant, considering the results are going to be 50/50.

So what we really want to do—and I say we, the medical community, and certainly we, as the patients, we'd really like to save our prostate. Now it's an important organ. It's important for man's sexual health. It secretes a prostatic fluid in conjunction with semen, but it also affects urination, erection, and ejaculation. Living without it is a different game altogether.

So, the standard of care is slowly changing, I'm happy to report. There's been a lot more adoption of MRI in helping diagnosis the cancer. Which is all good because MRI has already shown significant improvement over blind biopsies and digital rectal exams combined.

But what about my fellow man? I mean what is their pathway? I mean I was fortunate. Accessing this kind of technology is challenging because the medical community is very slow to adopt the great tools that could enable them to move faster and more accurately. And really, that's what is needed, speed and accuracy. Listen, 30,000 men die every year from prostate cancer and the sad thing is, most all of them could have been prevented. All it requires is early, accurate detection.

So how do we make MRI and its ability to interpret and reach the noble goal of about a 90% accuracy? How do we do that? Well that's BotImage's problem solution. What we're doing is we're commercializing a technology that was invented and tested and validated on 277 patients at the National Institutes of Health. Now, this technology is very cool. In fact, it will run its algorithm over the MRI and it will produce a colorized 3 dimensional map of the organ pointing out specifically where the high statistical incidence of cancers are—meaning it's going to identify that little pea with a color-coded chart and it's surrounding that pea with other probably lesser cancer cells—it's that good!

And what that software then is going to do, is it's going to improve the confidence of the radiologist—it's going to help train that radiologist or urologist that are reading these things. So they can see it. They can understand it. And they can learn from it themselves. It's also going to speed up the interpretation. It's going to make it more accurate. There will be more patients through the scanner in a day. And the entire system is will benefit both financially and the patient obviously, will have far better care.

So that's what we're doing. The scientists and engineers and computer programmers and clinical experts like our partner Dr. John Feller down at Desert Medical Imaging, a man who has done this for over 12 years and obtained thousands of patient data sets and has written books on the subject matter. He is partnered with BotImage and we are now bringing this technology to the masses.

So I really appreciate you listening to my spiel today and hope maybe you'll consider helping us

take this product out there to those masses.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

NE Sec of State - Robert B. Evnen
Filing Document #: 9000447912 Pages: 20
Corporation Name: BOT IMAGE, INC.
Filing Date and Time: 03/29/2019 08:18 AM

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF BOT IMAGE, INC.

Bot Image, Inc. a corporation organized and existing under and by virtue of the provisions of the Nebraska Model Business Corporation Act (the "**Act**"), here amends and restates its Articles of Incorporation in accordance with the Act.

FIRST: The name of this corporation is Bot Image, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Nebraska is 9840 South 140th Street, Suite 8, in the City of Omaha, County of Douglas. The name of its registered agent at such address is Randall Jones.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,5000,000 shares of Class A Voting Common Stock, $0.0001 par value per share ("**Class A Common Stock**"), (ii) 500,000 shares of Class B Nonvoting Common Stock, $0.0001 par value per share ("**Class B Common Stock**;" together with the Class A Common Stock, the "**Common Stock**"), and (iii) 500,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction;

provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

B. PREFERRED STOCK

The Board of Directors is expressly authorized to issue the Preferred Shares from time to time, in one or more series, provided that the aggregate number of shares issued and outstanding at any time of all such series shall not exceed five hundred thousand (500,000). The Board of Directors is further authorized to fix or alter, in respect to each such series, the following terms and provisions of any authorized and unissued shares of such stock:

(i) the distinctive serial designation;

(ii) the number of shares of the series, which number may at any time or from time to time be increased or decreased (but not below the number of shares of such series then outstanding) by the Board of Directors;

(iii) the voting powers, if any, and, if voting powers are granted, the extent of such voting powers including whether cumulative voting is allowed and the right, if any, to elect a director or directors;

(iv) the election, term of office, filling of vacancies, and other terms of the directorship of directors, if any, to be elected by the holders of any one or more classes or series of such stock;

(v) the dividend rights, if any, including, without limitation, the dividend rates, dividend preferences with respect to other series or classes of stock, the dates on which any dividends shall be payable, and whether dividends shall be cumulative;

(vi) the date from which dividends on shares issued prior to the date for payment of the first dividend thereon shall be cumulative, if any;

(vii) the redemption price, terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

(viii) the liquidation preferences and the amounts payable on dissolution or liquidation;

(ix) the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

(x) any other terms or provisions which the Board of Directors by law may be authorized to fix or alter.

C. SERIES A PREFERRED STOCK

Of the authorized and unissued shares of five hundred thousand shares (500,000) of Preferred Stock of the Corporation, 247,500 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of five percent (5%) of the Original Issue Price shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors or in the event of a Deemed Liquidation Event, and the Corporation shall be under no obligation to pay such Accruing Dividends. The "**Series A Original Issue Price**" shall mean $11.12 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to shareholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its

stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Class B Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger, consolidation, or share exchange in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within ninety (90) days after such Deemed Liquidation Event, then (i)

the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Nebraska law governing distributions to shareholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Nebraska law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

3.2 Election of Directors. The Board of Directors shall consist of seven (7) directors, which number shall be increased or decreased by a vote of the holders of the Class A Common Stock, and shall be elected as follows:

(a) The holders of record of the shares of Series A Preferred Stock, not including Desert Medical Imaging, a California medical corporation ("**DMI**") or the Significant Investor (as defined below), exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation);

(b) DMI shall be entitled to elect one (1) director of the Corporation; *provided that* DMI continuously owns at least 90,000 shares of Series A Preferred Stock;

(c) The "Significant Investor" shall be entitled to elect one (1) director of the Corporation; *provided that* such Significant Investor continuously owns at least 44,964 shares of Series A Preferred Stock; and

(d) Holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation.

Any director elected as provided in this Section 3.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If DMI, the Significant Investor or holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as DMI, the Significant Investor or the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting

of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Amended and Restated Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of these Amended and Restated Articles of Incorporation, Certificate of Designation, or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3 (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.4 convert the Corporation into another type of legal entity; and

3.3.5 close a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of the Corporation.

4. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of

conversion. The "**Series A Conversion Price**" shall initially be equal to $11.12. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class B Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Class B Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class B Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class B Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class B Common Stock issuable upon

such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series A Preferred Stock represented by any surrendered certificate that were not converted into Class B Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class B Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class B Common Stock at such adjusted Series A Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Class B Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class B Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class B Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity

requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation; or

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall

be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property

which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character

of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of the Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Class A Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired

and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. The holders of the Series A Preferred Stock generally do not have any redemption rights, except as provided in these Articles of Incorporation or in the License Agreement. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

7. Priority. The Board of Directors of the Corporation shall have the right to issue additional Preferred Shares and establish the powers, privileges, and rights and the qualifications, limitations or restrictions thereof, without the consent of the Series A Preferred Stock. Any shares of authorized Preferred Stock issued on or after the date hereof by the Corporation may be designated and be issued with powers, privileges and rights, that are superior to or on parity with the powers, privileges, and rights of the shares of Series A Preferred Stock, including, without limitation, rights relating to the payment of dividends (rates or amounts) or priority upon the distribution of assets upon dissolution, liquidation or winding up of the Corporation, whether or not the dividend rates or amounts, dividend payment dates or redemption or liquidation prices per share, if any, be different from those of the Series A Preferred Stock.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least fifty percent (50%) of the shares of Series A Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Amended and Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Meetings of stockholders may be held within or without the State of Nebraska, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nebraska at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the

Corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. § 21-2,104; and (iv) for an intentional violation of criminal law.

No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Nebraska Model Business Corporation Act is hereafter amended to authorize the further elimination or limitation of liability of directors, then the liability of directors shall be eliminated or limited to the full extent authorized by the Nebraska Model Business Corporation Act as so amended.

EIGHTH: To the extent permitted by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Corporation, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent permitted by law, the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

The indemnity provided for by this Article shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of this Article be deemed to prohibit the Corporation from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Bylaws.

NINTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article will only be prospective and will not affect the rights under this

Article in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Amended and Restated Articles of Incorporation, the affirmative vote of the holders of at least fifty percent (50%) of the shares of Class A Common Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article.

* * *

The foregoing Amended and Restated Articles of Incorporation have been approved by the shareholders and Board of Directors of the Corporation by unanimous written consent effective March 28, 2019.

BOT IMAGE, INC.

By: ______________________
President

DOCS/2178153.6

SCANMED, LLC
A Nebraska Partnership
Omaha, Nebraska

Consolidated Financial Statements
Years Ended December 31, 2018 and 2017

With Independent Accountant's Review Report Thereon

INDEX

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Partners
ScanMed, LLC
Omaha, Nebraska

We have reviewed the accompanying consolidated financial statements of ScanMed, LLC (a partnership), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, partners' capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

Revised Notes to the Consolidated Financial Statements

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended.

McFarlin & Brokke, P.C.

McFarlin & Brokke, P.C.
Omaha, Nebraska
Certified Public Accountants
April 1, 2019, except for note 10 to the consolidated reviewed financial statements as to which the date is April 24, 2019.

SCANMED, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Accounts receivable (net of $67,668 and $-0- allowance for doubtful accounts at 12/31/18 and 12/31/17)	$ 934,348	$ 521,709
Inventory	1,228,853	1,173,785
Prepaid expenses	899	13,839
Total current assets	2,164,100	1,709,333
NET PROPERTY AND EQUIPMENT (note 2)	1,647,745	1,456,606
OTHER ASSETS		
Net intangible assets (note 3)	106,614	22,310
Security deposits	2,700	2,700
Total other assets	109,314	25,010
TOTAL ASSETS	$ 3,921,159	$ 3,190,949

LIABILITIES AND PARTNERS' CAPITAL

	2018	2017
CURRENT LIABILITIES		
Bank overdraft	$ 18,146	$ 17,827
Lines of credit	1,179,751	823,077
Notes payable - current portion (note 4)	333,276	368,188
Accounts payable and accrued expenses	619,848	461,885
Total current liabilities	2,151,021	1,670,977
LONG-TERM DEBT - NET OF CURRENT PORTION (note 4)	663,404	712,223
PARTNERS' CAPITAL	1,106,734	807,749
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,921,159	$ 3,190,949

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2018 and 2017

	2018	2017
REVENUE	$ 5,314,728	$ 3,656,175
COST OF SALES	299,466	217,686
GROSS PROFIT	5,015,262	3,438,489
OPERATING EXPENSES		
Advertising and travel	257,099	246,728
Auto expenses	7,220	2,314
Bank charges	40,972	38,337
Charitable contributions	2,084	58
Commissions	101,790	66,097
Compensation and benefits	2,406,079	2,311,873
Computer expenses	23,705	31,562
Contract labor	197,427	3,826
Depreciation and amortization	595,011	426,119
Dues and subcriptions	16,478	5,314
Insurance	43,653	21,339
Licenses and permits	10,172	6,674
Meals and entertainment	17,297	8,901
Miscellaneous	24,139	15,707
Office supplies	29,242	11,660
Personal property taxes	20,553	13,355
Postage and shipping	161,127	125,855
Professional fees	100,496	60,555
Rent	305,011	115,341
Repairs and maintenance	135,587	77,817
Telephone and internet	19,205	15,378
Utilities	64,689	44,800
Total operating expenses	4,579,036	3,649,610
OPERATING INCOME (LOSS)	436,226	(211,121)
OTHER EXPENSES		
Equity in operating loss of FirstScan, LLC	-	(156,184)
Interest expense	(137,241)	(99,813)
NET INCOME (LOSS)	$ 298,985	$ (467,118)

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

For the Years Ended December 31, 2018 and 2017

	2018	2017
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 807,749	$ 924,590
Exchange of investment in FirstScan, LLC for additional equity issued	-	350,277
Net income	298,985	(467,118)
PARTNERS' CAPITAL, END OF YEAR	$ 1,106,734	$ 807,749

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 298,985	$ (467,118)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	595,011	426,119
Equity loss on investment in FirstScan, LLC	-	156,184
(Increase) decrease in assets:		
Accounts receivable	(412,639)	525,658
Inventory	(55,068)	(282,959)
Prepaid expenses	12,940	(1,015)
Security deposits	-	(1,095)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	157,963	(129,770)
Total adjustments	298,207	693,122
CASH PROVIDED BY OPERATING ACTIVITIES	597,192	226,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Additional investment in FirstScan, LLC	-	(230,135)
Purchases of property and equipment	(870,454)	(126,133)
CASH USED FOR INVESTING ACTIVITIES	(870,454)	(356,268)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	319	17,827
Advances on lines of credit (net)	356,674	331,972
Advances to related parties (net)	-	24,224
Assets received upon acquisition of FirstScan, LLC	-	19,477
Proceeds from borrowings	293,958	201,862
Payments on borrowings	(377,689)	(512,551)
CASH PROVIDED BY FINANCING ACTIVITIES	273,262	82,811
NET INCREASE (DECREASE) IN CASH	-	(47,453)
CASH AT BEGINNING OF YEAR	-	47,453
CASH AT END OF YEAR	$ -	$ -
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 135,866	$ 95,910

See independent accountant's review report and accompanying notes.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company earns revenues primarily through the design, manufacture, and repair of MRI coils to companies throughout the world.

Accounts Receivable – Accounts receivable arise in the normal course of business. Accounts are written off when deemed uncollectible. An allowance for estimated collection losses has been provided for the year ended December 31, 2018.

Advertising – Advertising costs are expensed when incurred.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Consolidation – The consolidated financial statements include the Company and its wholly-owned subsidiary, Bot Image, LLC. During 2017, the Company owned 17.5% of FirstScan, LLC. The Company then acquired 100% ownership of FirstScan, LLC on December 31, 2017. Accordingly, the income statement only shows the Company's share of its loss on its investment in FirstScan, LLC for the year ended December 31, 2017. As a result of the acquisition, these financial statements also include the balance sheet information of FirstScan, LLC at December 31, 2018 and 2017.

Fair Value of Financial Instruments – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, and payables.

Income Taxes – The Company is taxed as a "pass through" entity and the partners of the Company each report their proportionate share of taxable income or loss. Accordingly, the Company will not incur income tax obligations. The Company is still subject to U.S. federal tax examinations by tax authorities for years ending December 31, 2015, 2016, and 2017.

Financial Accounting Standards Board pronouncement ASC 740-10 requires disclosures of uncertain tax positions. Management has evaluated its current tax positions and determined that no disclosures under this pronouncement are necessary.

Inventories – Inventories are priced at the lower of cost (computed on an average cost basis) or market.

Property, Equipment, and Depreciation – Property and equipment are stated at cost and are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Revenue Recognition – The Company recognizes revenue when it is earned.

Shipping Costs – Shipping costs are expensed when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

SCANMED, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017

NOTE 2 – PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Equipment	$ 2,523,848	$ 2,402,311
Furniture and fixtures	76,800	70,884
Leasehold improvements	204,806	204,806
Loaner coils	1,145,475	640,590
Tooling	271,273	146,109
Vehicles	15,225	-
	4,237,428	3,464,701
Less accumulated depreciation	(2,589,684)	(2,008,095)
	$ 1,647,745	$ 1,456,606

NOTE 3 – NET INTANGIBLE ASSETS:

Net intangible assets consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Licenses	$ 24,667	$ -
Patents	76,481	38,172
Software	34,750	-
	135,898	38,172
Less accumulated amortization	(29,284)	(15,862)
	$ 106,614	$ 22,310

NOTE 4 – DEBT

The Company has established their own revolving credit agreements. As of December 31, 2018, three credit lines had been established with Core Bank in the total amount of $1.5 million. Interest on any outstanding balance is payable monthly at a variable interest rate plus 2.00%. The outstanding balance on theses lines were $1,179,751 and $823,077 as of December 31, 2018 and 2017, respectively. The lines of credit are personally guaranteed by two officers of the Company.

Long-term debt consistent of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Note payable, maturing in 2018, 5.00% interest, secured by all assets	$ -	$ 38,553
Note payable, maturing in 2018, 5.25% interest, secured by all assets	-	30,611
Note payable, maturing in 2022, 6.25% interest, secured by all assets	157,200	193,203
Note payable, maturing in 2019, 5.25% interest, secured by all assets	23,882	79,071
Note payable, maturing in 2023, 5.50% interest, secured by all assets	238,216	-
Note payable, maturing in 2020, 5.25% interest, secured by all assets	60,999	95,076
Note payable, maturing in 2021, 5.50% interest, secured by all assets	66,436	88,908
Note payable, maturing in 2020, 4.70% interest, secured by 3D printers	92,174	173,198
Note payable, maturing in 2020, 5.00% interest, secured by 3D printers	78,571	127,733
Note payable, maturing in 2023, 7.73% interest, secured by 3D printers	46,240	-
*Note payable, maturing in 2020, 11.00% interest, unsecured	232,962	254,058
	996,680	1,080,411
Less - current portion	333,276	368,188
	$ 663,404	$ 712,223

**Related party transaction*

Maturities of long-term debt are as follows:

2019	$ 333,276
2020	206,453
2021	149,718
2022	131,069
2023	91,465
Thereafter	84,699
	$ 996,680

NOTE 5 – OPERATING LEASES

The Company has entered into one noncancelable operating lease for rental space with Miller Properties, LLC and another with First Care Holdings, LLC (a related company) for MRI equipment. The minimum future annual lease payments as of December 31, 2018 are as follows:

2019	$ 271,958
2020	176,935
2021	168,303
2022	168,303
2023	168,303
Thereafter	168,303
Total minimum payments	$1,122,105

Rental expense for all operating leases for the years ended December 31, 2018 and 2017 were $305,011 and $115,341, respectively.

NOTE 6 – EMPLOYEE RETIREMENT PLANS

The company has a 401(k) retirement plan that covers all full-time employees who qualify with regard to age and length of service. Under this plan, the Company offers a 100% match of elective deferrals up to 1% of pay, plus a 50% match of elective deferrals of the next 5% of pay. Employer contributions amounted to $44,174 and $30,898 for the years ended December 31, 2018 and 2017, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

A related company, Resonance Innovations, LLC, has originated a loan to the Company to assist with working capital requirements. In 2015, the related company loaned $275,000 payable over 20 years at an 11% interest rate. Outstanding balances on the loan were $232,962 and $254,058 as of December 31, 2018 and 2017, respectively.

In 2018, the Company began leasing MRI equipment from a related party, First Care Holdings, LLC. Lease expense paid for the equipment for the year ended December 31, 2018 amounted to $168,303.

NOTE 8 – CONCENTRATIONS

Management has determined that certain customers compose a "concentration" as defined by generally accepted accounting principles. For the year ended December 31, 2018, it is reasonably possible that the loss of the following customer could have a negative impact on the company in the near-term.

	Percent of Revenue	
	12/31/18	12/31/17
Customer A	14%	13%

NOTE 9 – SUSEQUENT EVENTS

Management has evaluated subsequent events through April 1, 2019, the date on which the financial statements were available to be issued. Management has also evaluated subsequent events through April 24, 2019, the date through which the revised financial statements were available to be issued.

Management intends to crowdfund up to $1 million for Bot Image, LLC in 2019 to develop its proprietary artificial intelligence software designed to more accurately read MRI scans.

SCANMED, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended. Effective March 29, 2019, ScanMed, LLC assigned computer equipment and patents with a cost of $69,063 to Bot Image, LLC.

BOT IMAGE, LLC
BALANCE SHEET
December 31, 2018

	2018
PARTNERS' CAPITAL	
Investment by ScanMed, LLC	$ 75,153
Retained earnings (deficit)	(75,153)
TOTAL PARTNERS' CAPITAL	$ -

BOT IMAGE, LLC
STATEMENTS OF INCOME
For the Year Ended December 31, 2018

	2018
REVENUE	$ -
OPERATING EXPENSES	75,153
NET INCOME (LOSS)	$ (75,153)

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT (continued)

BOT IMAGE, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (75,153)
CASH USED BY OPERATING ACTIVITIES	(75,153)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	75,153
CASH PROVIDED BY FINANCING ACTIVITIES	75,153
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

McFarlin & Brokke PC

1910 South 72nd Street, Suite 200
Omaha, Nebraska 68124-1734

402-341-9441 • Fax 402-345-2167
www.mcbrok.com

February 27, 2019

ScanMed, LLC
9840 S. 140th St., Ste. 8
Omaha, NE 68138

Re: Amended Partnership Income Tax Returns
Year ended December 31, 2018

Dear Jim:

We have enclosed the Amended Federal Form 1065 income tax return of ScanMed, LLC for 2018. Instructions for handling this tax return are as follows:

AMENDED FEDERAL INCOME TAX RETURN

Your 2018 Federal Partnership Income Tax return will be electronically filed with the IRS upon receipt of a signed Form 8879PE – e-file authorization form. Please have the form signed and returned to us before March 15, 2019. No tax is due with the return.

AMENDED NEBRASKA INCOME TAX RETURN

No Nebraska return is required when all partners are residents of Nebraska.

OTHER INFORMATION

We have enclosed a copy of the amended partnership return for your files. We have also enclosed all copies of the 2019 Amended Schedules K-1 for you to distribute to the partners.

Please feel free to call our office with any questions or comments. We appreciate the use of our services. Thank you.

Sincerely,

M Smith

Certified Public Accountant

Enclosures

Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2018, or tax year beginning __________, 2018, ending __________, 20 ___ .

► **Go to *www.irs.gov/Form1065* for instructions and the latest information.**

OMB No. 1545-0123

2018

A Principal business activity: MRI/Related	Type or Print: ScanMed, LLC 9840 S 140th St, Ste 8 Omaha, NE 68138	**D** Employer identification no.: 47-2335977
B Principal product or service: Image Equipment		**E** Date business started: 1/01/2015
C Business code number: 334610		**F** Total assets (see instructions): $ 4,123,568.

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☒ Amended return

H Check accounting method: (1) ☐ Cash (2) ☒ Accrual (3) ☐ Other (specify) ►

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year. ► 4

J Check if Schedules C and M-3 are attached ► ☐

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Section	Line	Description	Sub-line	Sub-amount	Line	Amount
INCOME	1 a	Gross receipts or sales	1a	5,261,506.		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	5,261,506.
	2	Cost of goods sold (attach Form 1125-A)			2	234,373.
	3	Gross profit. Subtract line 2 from line 1c			3	5,027,133.
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	
	7	Other income (loss) (attach statement) See Statement 1			7	21,530.
	8	**Total income (loss).** Combine lines 3 through 7			8	5,048,663.
DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS)	9	Salaries and wages (other than to partners) (less employment credits)			9	2,005,995.
	10	Guaranteed payments to partners			10	
	11	Repairs and maintenance			11	138,656.
	12	Bad debts			12	
	13	Rent			13	305,012.
	14	Taxes and licenses			14	175,783.
	15	Interest (see instructions)			15	
	16a	Depreciation (if required, attach Form 4562)	16a	1,124,798.		
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	1,124,798.
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	136,104.
	20	Other deductions (att stmt) See Statement 2			20	1,190,975.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20			21	5,077,323.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8			22	-28,660.
TAX AND PAYMENT	23	Interest due under the look-back method — completed long-term contracts (attach Form 8697)			23	
	24	Interest due under the look-back method — income forecast method (attach Form 8866)			24	
	25	BBA AAR imputed underpayment (see instructions)			25	
	26	Other taxes (see instructions)			26	
	27	**Total balance due.** Add lines 23 through 26			27	
	28	Payment (see instructions)			28	
	29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed			29	
	30	**Overpayment.** If line 28 is larger than line 27, enter overpayment			30	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

► Signature of partner or limited liability company member ► Date

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Michael Smith II	Michael Smith II	2-28-19		P01391388

Firm's name ► McFarlin & Brokke, P.C. Firm's EIN ► 470543458

Firm's address ► 1910 South 72nd St., Suite 200, Omaha, NE 68124-1734 Phone no. 402-341-9441

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box: a ☐ Domestic general partnership b ☐ Domestic limited partnership c ☒ Domestic limited liability company d ☐ Domestic limited liability partnership e ☐ Foreign partnership f ☐ Other ►		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
8	At any time during calendar year 2018, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. ►		X
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
10a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X

Schedule B **Other Information** *(continued)*

		Yes	No
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
11	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ► ☐		
12	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
13	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions ►		
14	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ►		X
15	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ►		
16a	Did you make any payments in 2018 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
17	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ►		
18	Enter the number of partners that are foreign governments under section 892. ► 0		
19	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
20	Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938		X
21	Is the partnership a section 721(c) partnership, as defined in Treasury Regulations section 1.721(c)-1T(b)(14)?		X
22	During the tax year, did the partnership pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions. If "Yes," enter the total amount of the disallowed deductions. ► $		
23	Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the partnership satisfy one of the following conditions and the partnership does not own a pass-through entity with current year, or prior year, carryover excess business interest expense? See instructions	X	
a	The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year do not exceed $25 million, and the partnership is not a tax shelter, or		
b	The partnership only has business interest expense from (1) an electing real property trade or business, (2) an electing farming business, or (3) certain utility businesses under section 163(j)(7). If "No," complete and attach Form 8990.		
25	Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions. If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3. ► If "No," complete Designation of Partnership Representative below.		X

Designation of Partnership Representative (see instructions)

Enter below the information for the partnership representative (PR) for the tax year covered by this return.

Name of PR	Resonance Innovations LLC	U.S. taxpayer identification number of PR	83-0392547
U.S. address of PR	9840 S 140th St, Ste 8 Omaha, NE 68138	U.S. phone number of PR	(402) 934-2675
If the PR is an entity, name of the designated individual for the PR	Dr. Randall Jones	U.S. taxpayer identification number of the designated individual	506-78-7247
U.S. address of designated individual	9840 S 140th St, Ste 8 Omaha, NE 68138	U.S. phone number of designated individual	402-934-2650

		Yes	No
26	Is the partnership attaching Form 8996 to certify as a Qualified Opportunity Fund? If "Yes," enter the amount from Form 8996, line 13. ► $		X

Schedule K Partners' Distributive Share Items

Section	Item	Line	Total amount
Income (Loss)	1 Ordinary business income (loss) (page 1, line 22)	1	-28,660.
	2 Net rental real estate income (loss) (attach Form 8825)	2	
	3a Other gross rental income (loss) — 3a		
	b Expenses from other rental activities (attach stmt) — 3b		
	c Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4 Guaranteed payments	4	
	5 Interest income	5	
	6 Dividends and dividend equivalents: a Ordinary dividends	6a	
	b Qualified dividends — 6b		
	c Dividend equivalents — 6c		
	7 Royalties	7	
	8 Net short-term capital gain (loss) (attach Schedule D (Form 1065))	8	
	9a Net long-term capital gain (loss) (attach Schedule D (Form 1065))	9a	
	b Collectibles (28%) gain (loss) — 9b		
	c Unrecaptured section 1250 gain (attach statement) — 9c		
	10 Net section 1231 gain (loss) (attach Form 4797)	10	
	11 Other income (loss) (see instructions) Type ►	11	
Deductions	12 Section 179 deduction (attach Form 4562)	12	
	13a Contributions See Statement 3	13a	2,084.
	b Investment interest expense	13b	
	c Section 59(e)(2) expenditures: (1) Type ► (2) Amount ►	13c(2)	
	d Other deductions (see instructions) Type ►	13d	
Self-Employment	14a Net earnings (loss) from self-employment	14a	
	b Gross farming or fishing income	14b	
	c Gross nonfarm income	14c	
Credits	15a Low-income housing credit (section 42(j)(5))	15a	
	b Low-income housing credit (other)	15b	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	15c	
	d Other rental real estate credits (see instructions) Type ►	15d	
	e Other rental credits (see instructions) Type ►	15e	
	f Other credits (see instructions) Type ►	15f	
Foreign Transactions	16a Name of country or U.S. possession ►		
	b Gross income from all sources	16b	
	c Gross income sourced at partner level	16c	
	Foreign gross income sourced at partnership level		
	d Section 951A category ► e Foreign branch category ►	16e	
	f Passive category ► g General category ► h Other (att. stmt.) ►	16h	
	Deductions allocated and apportioned at partner level		
	i Interest expense ► j Other ►	16j	
	Deductions allocated and apportioned at partnership level to foreign source income		
	k Section 951A category ► l Foreign branch category ►	16l	
	m Passive category ► n General category ► o Other (att. stmt.) ►	16o	
	p Total foreign taxes (check one): ► Paid ☐ Accrued ☐	16p	
	q Reduction in taxes available for credit (attach statement)	16q	
	r Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	17a Post-1986 depreciation adjustment	17a	
	b Adjusted gain or loss	17b	
	c Depletion (other than oil and gas)	17c	
	d Oil, gas, and geothermal properties — gross income	17d	
	e Oil, gas, and geothermal properties — deductions	17e	
	f Other AMT items (attach stmt)	17f	
Other Information	18a Tax-exempt interest income	18a	
	b Other tax-exempt income	18b	
	c Nondeductible expenses	18c	8,648.
	19a Distributions of cash and marketable securities	19a	
	b Distributions of other property	19b	
	20a Investment income	20a	
	b Investment expenses	20b	
	c Other items and amounts (attach stmt) See Statement 4		

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16p	1	-30,744.

2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners	-23,698.	-461.		-6,585.		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash				
2a Trade notes and accounts receivable	521,538.		998,208.	
b Less allowance for bad debts		521,538.		998,208.
3 Inventories		1,302,462.		1,327,118.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach stmt) See St 5		49,920.		35,476.
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach stmt) See St 6		370,944.		
9a Buildings and other depreciable assets	3,170,306.		4,468,327.	
b Less accumulated depreciation	2,052,679.	1,117,627.	2,774,826.	1,693,501.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	113,109.		210,835.	
b Less accumulated amortization	90,509.	22,600.	141,570.	69,265.
13 Other assets (attach stmt)				
14 Total assets		3,385,091.		4,123,568.
Liabilities and Capital				
15 Accounts payable		220,418.		261,448.
16 Mortgages, notes, bonds payable in less than 1 year		254,662.		241,283.
17 Other current liabilities (attach stmt) See St 7		435,862.		404,988.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)		254,058.		232,962.
b Mortgages, notes, bonds payable in 1 year or more		1,387,447.		1,702,176.
20 Other liabilities (attach stmt)				
21 Partners' capital accounts		832,644.		1,280,711.
22 Total liabilities and capital		3,385,091.		4,123,568.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	453,203.	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize): a Tax-exempt interest $	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):			
3 Guaranteed payments (other than health insurance)		7 Deductions included on Schedule K, lines 1 through 13d, and 16p, not charged against book income this year (itemize): a Depreciation $ 515,194.	
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16p (itemize): a Depreciation $ b Travel and entertainment $ 8,648. Statement 8 22,599.	31,247.		515,194.
		8 Add lines 6 and 7	515,194.
5 Add lines 1 through 4	484,450.	9 Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	-30,744.

Schedule M-2 Analysis of Partners' Capital Accounts

1 Balance at beginning of year	832,644.	6 Distributions: a Cash	
2 Capital contributed: a Cash		b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) per books	453,203.		
4 Other increases (itemize):		Statement 9	5,136.
		8 Add lines 6 and 7	5,136.
5 Add lines 1 through 4	1,285,847.	9 Balance at end of year. Subtract line 8 from line 5	1,280,711.

SCHEDULE B-1
(Form 1065)
(Rev. September 2017)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

► Attach to Form 1065.
► Go to *www.irs.gov/Form1065* for the latest information.

OMB No. 1545-0123

Name of partnership	Employer identification number (EIN)
ScanMed, LLC	47-2335977

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital
Resonance Innovations LLC	83-0392547	S Corp.	U.S.	77.080

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

BAA For Paperwork Reduction Act Notice, see the Instructions for Form 1065.

651118

Schedule K-1 (Form 1065) 2018

Department of the Treasury
Internal Revenue Service

For calendar year 2018, or tax year beginning / / 2018 ending / /

☐ Final K-1 ☒ Amended K-1

OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

► See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
47-2335977

B Partnership's name, address, city, state, and ZIP code
ScanMed, LLC
9840 S 140th St, Ste 8
Omaha, NE 68138

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
83-0392547

F Partner's name, address, city, state, and ZIP code
Resonance Innovations LLC
9840 S 140th St, Ste 8
Omaha, NE 68138

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? S Corporation

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	77.08 %	77.08 %
Loss	77.08 %	77.08 %
Capital	77.08 %	77.08 %

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

L Partner's capital account analysis:

Beginning capital account	$ -1,213,697.
Capital contributed during the year	$
Current year increase (decrease)	$ 345,369.
Withdrawals & distributions	$
Ending capital account	$ -868,328.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Item	Amount
1	Ordinary business income (loss)	-22,091.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
A		1,607.
14	Self-employment earnings (loss)	
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
C		6,666.
19	Distributions	
20	Other information	
AA		1,546,221.
AB		3,492,814.
Z		-22,091.

*See attached statement for additional information.

For IRS Use Only

651118

Schedule K-1 (Form 1065) 2018

Department of the Treasury
Internal Revenue Service

For calendar year 2018, or tax year

beginning / / 2018 ending / /

☐ Final K-1 ☒ Amended K-1

OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

► See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
47-2335977

B Partnership's name, address, city, state, and ZIP code
ScanMed, LLC
9840 S 140th St, Ste 8
Omaha, NE 68138

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
46-5591218

F Partner's name, address, city, state, and ZIP code
Bark Invest LLC
5513 S 174th St
Omaha, NE 68135

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? Partnership

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	14.7 %	14.7 %
Loss	14.7 %	14.7 %
Capital	14.7 %	14.7 %

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

L Partner's capital account analysis:

Beginning capital account	$ 1,214,346.
Capital contributed during the year	$
Current year increase (decrease)	$ 65,867.
Withdrawals & distributions	$
Ending capital account	$ 1,280,213.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** ☒ **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Item	Amount
1	Ordinary business income (loss)	-4,213.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
	A	306.
14	Self-employment earnings (loss)	

Line	Item	Amount
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
	C	1,271.
19	Distributions	
20	Other information	
	AA	294,881.
	AB	666,118.
	AG	776,606.
	Z	-4,213.

*See attached statement for additional information.

For IRS Use Only

651118

Schedule K-1 (Form 1065) 2018

Department of the Treasury
Internal Revenue Service

For calendar year 2018, or tax year beginning / / 2018 ending / /

☐ Final K-1 ☒ Amended K-1

OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

► See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
47-2335977

B Partnership's name, address, city, state, and ZIP code
ScanMed, LLC
9840 S 140th St, Ste 8
Omaha, NE 68138

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
81-0565183

F Partner's name, address, city, state, and ZIP code
First Care Holdings LLC
10370 Ellison Circle
Omaha, NE 68134

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? Partnership

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	6.72 %	6.72 %
Loss	6.72 %	6.72 %
Capital	6.72 %	6.72 %

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

L Partner's capital account analysis:

Beginning capital account	$ 591,192.
Capital contributed during the year	$
Current year increase (decrease)	$ 30,110.
Withdrawals & distributions	$
Ending capital account	$ 621,302.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** ☒ **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Description	Amount
1	Ordinary business income (loss)	-1,926.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
A		140.
14	Self-employment earnings (loss)	
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
C		581.
19	Distributions	
20	Other information	
AA		134,803.
AB		304,511.
AG		355,020.
Z		-1,926.

*See attached statement for additional information.

For IRS Use Only

651118

☐ Final K-1 ☒ Amended K-1

OMB No. 1545-0123

Schedule K-1 (Form 1065) **2018**

Department of the Treasury
Internal Revenue Service

For calendar year 2018, or tax year

beginning / / 2018 ending / /

Partner's Share of Income, Deductions, Credits, etc.

► See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
47-2335977

B Partnership's name, address, city, state, and ZIP code
ScanMed, LLC
9840 S 140th St, Ste 8
Omaha, NE 68138

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
130-40-9565

F Partner's name, address, city, state, and ZIP code
Dr. Stephen Leslie
6012 Northern Hills Dr
Omaha, NE 68152

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	1.5 %	1.5 %
Loss	1.5 %	1.5 %
Capital	1.5 %	1.5 %

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

L Partner's capital account analysis:

Beginning capital account	$ 240,803.
Capital contributed during the year	$
Current year increase (decrease)	$ 6,721.
Withdrawals & distributions	$
Ending capital account	$ 247,524.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** ☒ **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Description	Amount
1	Ordinary business income (loss)	-430.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
A		31.
14	Self-employment earnings (loss)	

Line	Description	Amount
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	
C		130.
19	Distributions	
20	Other information	
AA		30,090.
AB		67,971.
Z		-430.

*See attached statement for additional information.

For IRS Use Only

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to *www.irs.gov/Form1125A* for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
ScanMed, LLC	47-2335977

1	Inventory at beginning of year	1	1,302,462.
2	Purchases	2	259,029.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	1,561,491.
7	Inventory at end of year	7	1,327,118.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	234,373.

9a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation.) ►

b Check if there was a writedown of subnormal goods ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

Explanation of Changes

The ownership percentages on the initial return filed were incorrect. Those percentages have been updated with this amended return.

Statement 1
Form 1065, Line 7
Other Income (Loss)

Miscellaneous Income	$	21,530.
Total	$	21,530.

Statement 2
Form 1065, Line 20
Other Deductions

Advertising	$	194,826.
Amortization		1,848.
Auto and Truck Expense		6,646.
Bank Charges		185,137.
Casual Labor		187,090.
Computer Expenses		28,662.
Dues and Subscriptions		16,478.
Gifts		229.
Insurance		39,289.
Legal and Professional		99,186.
Meals		8,649.
Miscellaneous		19,978.
Office Expense		21,178.
Postage		161,128.
Software		2,863.
Supplies		79,130.
Travel		62,790.
Utilities		75,868.
Total	$	1,190,975.

Statement 3
Form 1065, Schedule K, Line 13a
Charitable Contributions

Cash Contributions - 60% Limitation	$	2,084.
Total	$	2,084.

Statement 4
Form 1065, Schedule K, Line 20c
Other Reportable Items

Section 199A Qualified Business Income	$	-28,660.
Section 199A W-2 Wages		2,005,995.
Section 199A Unadjusted Basis		4,531,414.
Gross Receipts for Section 59A(e)		5,283,036.

Statement 5
Form 1065, Schedule L, Line 6
Other Current Assets

	Beginning	Ending
Due from FirstScan	$ 21,429.	$ 0.
Employee Advance	8,713.	0.
Prepaid Expenses	5,906.	16,258.
Undeposited Funds	12,267.	16,518.
Utility Deposits	1,605.	2,700.
Total	$ 49,920.	$ 35,476.

Statement 6
Form 1065, Schedule L, Line 8
Other Investments

	Beginning	Ending
Investment in FirstScan	$ 370,944.	$ 0.
Total	$ 370,944.	$ 0.

Statement 7
Form 1065, Schedule L, Line 17
Other Current Liabilities

	Beginning	Ending
Accrued Commissions	$ 179,805.	$ 215,113.
Accrued Liabilities	23,836.	0.
Accrued Vacation	35,248.	54,894.
Accrued Worker Compensation	4,939.	0.
Bank Overdraft	113,730.	18,466.
Credit Card Liabilities	40,411.	78,461.
Payroll Liabilities	3,804.	16,888.
Sales, Property Taxes Payable	34,089.	21,166.
Total	$ 435,862.	$ 404,988.

Statement 8
Form 1065, Schedule M-1, Line 4
Expenses on Books Not on Schedule K

Life Insurance	$ 22,599.
Total	$ 22,599.

Statement 9
Form 1065, Schedule M-2, Line 7
Other Decreases

Adjustment to Investment in Related Party	$	5,136.
Total	$	5,136.

4:13 PM

04/09/20

Accrual Basis

Bot Image
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
Advertising and Promotion	4,867.07
Amortization Expense	1,220.02
Bank Service Charges	231.83
Depreciation Expense	1,687.51
Dues and Subscriptions	850.00
Insurance Expense	10,256.76
Labor Expense	381,482.88
Office Supplies	383.93
Professional Fees	16,000.00
Scanning & Imaging Expense	20,000.00
Tech Service Expense	17,334.79
Total Expense	454,314.79
Net Ordinary Income	-454,314.79
Net Income	**-454,314.79**

4:04 PM
04/09/20
Accrual Basis

Bot Image
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Checking Account	413.94
Total Checking/Savings	413.94
Total Current Assets	413.94
Fixed Assets	
Accumulated Amortization	-1,220.02
Accumulated Depreciation	-1,687.51
Computer Equipment	16,875.05
Total Fixed Assets	13,967.52
Other Assets	
Capitalized Start up Costs	19,234.00
NIH Agreement	35,667.20
Software Development	129,094.49
Total Other Assets	183,995.69
TOTAL ASSETS	**198,377.15**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	23,925.64
Total Accounts Payable	23,925.64
Other Current Liabilities	
Jones Loan to Bot Image	58,095.95
Total Other Current Liabilities	58,095.95
Total Current Liabilities	82,021.59
Long Term Liabilities	
Payable to ScanMed	245,311.72
Total Long Term Liabilities	245,311.72
Total Liabilities	327,333.31
Equity	
Additional Paid in Capital	472,985.14
Combined Equity	461,850.78
Common Stock	0.41
Preferred Stock	12.70
Retained Earnings	-461,850.78
Stock Issuance Costs	-147,639.62
Net Income	-454,314.79
Total Equity	-128,956.16
TOTAL LIABILITIES & EQUITY	**198,377.15**

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2019 or tax year beginning __________, 2019, ending __________, ________

► Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2019

A Check if:	TYPE OR PRINT		
1a Consolidated return (attach Form 851) ☐		Bot Image, Inc	B Employer identification number: 37-1883278
b Life/nonlife consolidated return ☐		9840 S 140th St, Ste 8	C Date incorporated: 1/01/2019
2 Personal holding co. (attach Sch. PH) ☐		Omaha, NE 68138	D Total assets (see instructions): $ 198,376.
3 Personal service corp. (see instrs) ☐			
4 Schedule M-3 attached ☐			

E Check if: (1) ☒ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

Line	Description				Amount
1a	Gross receipts or sales	1a			
b	Returns and allowances	1b			
c	Balance. Subtract line 1b from line 1a			1c	
2	Cost of goods sold (attach Form 1125-A)			2	
3	Gross profit. Subtract line 2 from line 1c			3	
4	Dividends and inclusions (Schedule C, line 23)			4	
5	Interest			5	
6	Gross rents			6	
7	Gross royalties			7	
8	Capital gain net income (attach Schedule D (Form 1120))			8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
10	Other income (see instructions — attach statement)			10	
11	**Total income.** Add lines 3 through 10 ►			11	0.

Deductions (See instructions for limitations on deductions)

Line	Description				Amount
12	Compensation of officers (see instructions – attach Form 1125-E) ►			12	
13	Salaries and wages (less employment credits)			13	
14	Repairs and maintenance			14	
15	Bad debts			15	
16	Rents			16	
17	Taxes and licenses			17	
18	Interest (see instructions)			18	
19	Charitable contributions			19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	3,375.
21	Depletion			21	
22	Advertising			22	4,867.
23	Pension, profit-sharing, etc., plans			23	
24	Employee benefit programs			24	
25	Reserved for future use			25	
26	Other deductions (attach statement) See Statement 1			26	449,286.
27	**Total deductions.** Add lines 12 through 26 ►			27	457,528.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	-457,528.
29a	Net operating loss deduction (see instructions)	29a			
b	Special deductions (Schedule C, line 24)	29b			
c	Add lines 29a and 29b			29c	

Tax, Refundable Credits, and Payments

Line	Description				Amount
30	**Taxable income.** Subtract line 29c from line 28. See instructions			30	-457,528.
31	Total tax (Schedule J, Part I, line 11)			31	0.
32	2019 net 965 tax liability paid (Schedule J, Part II, line 12)			32	
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)			33	0.
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ► ☐			34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed			35	0.
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid			36	
37	Enter amount from line 36 you want: **Credited to 2020 estimated tax** ►		**Refunded** ►	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► ____________________ Signature of officer | Date | ► President Title

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Michael McFarlin	Michael McFarlin	2.27.20		P00629098
Firm's name ► McFarlin & Brokke, P.C.			Firm's EIN ► 470543458	
Firm's address ► 1910 South 72nd St., Suite 200, Omaha, NE 68124-1734			Phone no. 402-341-9441	

Schedule C Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) Percentage	(c) Special deductions (a) x (b)
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3 Dividends on certain debt-financed stock of domestic and foreign corporations		see instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Subtotal.** Add lines 1 through 8. See instructions for limitations		see instructions	
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14 Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15 Section 965(a) inclusion		see instructions	
16a Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17 Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18 Gross-up for foreign taxes deemed paid			
19 IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20 Other dividends			
21 Deduction for dividends paid on certain preferred stock of public utilities			
22 Section 250 deduction (attach Form 8993)			
23 **Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24 **Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J Tax Computation and Payment (see instructions)

Part I – Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ► ☐				
2	Income tax. See instructions			2	0.
3	Base erosion minimum tax amount (attach Form 8991)			3	
4	Add lines 2 and 3			4	0.
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	
7	Subtract line 6 from line 4			7	
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method – completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method – income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Other (see instructions – attach statement)	9f			
10	**Total.** Add lines 9a through 9f			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0.

Part II – Section 965 Payments (see instructions)

12	2019 net 965 tax liability paid from Form 965-B, Part II, column (k), line 3. Enter here and on page 1, line 32	12	

Part III – Payments and Refundable Credits, and Section 965 Net Tax Liability

13	2018 overpayment credited to 2019			13	
14	2019 estimated tax payments			14	
15	2019 refund applied for on Form 4466			15	
16	Combine lines 13, 14, and 15			16	0.
17	Tax deposited with Form 7004			17	
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	0.
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Form 8827, line 5c	20c			
d	Other (attach statement – see instructions)	20d			
21	**Total credits.** Add lines 20a through 20d			21	
22	2019 net 965 tax liability from Form 965-B, Part I, column (d), line 3. See instructions			22	
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33			23	0.

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) ►		
2	See the instructions and enter the:		
	a Business activity code no. ► 511210		
	b Business activity ► Software		
	c Product or service ► Service		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ►		X
4	At the end of the tax year:		
	a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
	b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)		X
5	At the end of the tax year, did the corporation:		
	a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
	b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:		X
	(a) Percentage owned ► and **(b)** Owner's country ►		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ►		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ► [ ] If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $ None		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► 81		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ► [ ] If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ► $ None		

Schedule K Other Information *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ► $ None		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2019 that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ► $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," to any, complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 14 ► $		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash				414.
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets			16,875.	
b Less accumulated depreciation			1,688.	15,187.
11a Depletable assets				
b Less accumulated depletion				
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)			54,901.	
b Less accumulated amortization			1,220.	53,681.
14 Other assets (attach statement) See St 2				129,094.
15 Total assets		0.		198,376.
Liabilities and Shareholders' Equity				
16 Accounts payable				23,926.
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach stmt)				
19 Loans from shareholders				245,312.
20 Mortgages, notes, bonds payable in 1 year or more				58,096.
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock			12.	
b Common stock				12.
23 Additional paid-in capital				325,346.
24 Retained earnings — Approp (att stmt)				
25 Retained earnings — Unappropriated				-454,316.
26 Adjmt to shareholders' equity (att stmt)				
27 Less cost of treasury stock				
28 Total liabilities and shareholders' equity		0.		198,376.

Schedule M-1 **Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	-454,316.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $ 1,687.	
a Depreciation $		b Charitable contribns $	
b Charitable contributions $		See Stmt 3 1,525.	
c Travel & entertainment $			3,212.
		9 Add lines 7 and 8	3,212.
6 Add lines 1 through 5	-454,316.	10 Income (page 1, line 28) — line 6 less line 9	-457,528.

Schedule M-2 **Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)**

1 Balance at beginning of year		5 Distributions: a Cash	
2 Net income (loss) per books	-454,316.	b Stock	
		c Property	
3 Other increases (itemize):		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-454,316.	8 Balance at end of year (line 4 less line 7)	-454,316.

Form **4562**

Department of the Treasury
Internal Revenue Service (99)

Depreciation and Amortization
(Including Information on Listed Property)

► Attach to your tax return.

► Go to *www.irs.gov/Form4562* for instructions and the latest information.

OMB No. 1545-0172

2019

Attachment Sequence No. **179**

Name(s) shown on return: Bot Image, Inc

Identifying number: 37-1883278

Business or activity to which this form relates: Form 1120

Part I — Election To Expense Certain Property Under Section 179

Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	1	1,020,000.
2	Total cost of section 179 property placed in service (see instructions)	2	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	3	2,550,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost
7	Listed property. Enter the amount from line 29	7	

8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from line 13 of your 2018 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instrs.	11	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	12	
13	Carryover of disallowed deduction to 2020. Add lines 9 and 10, less line 12 ►	13	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II — Special Depreciation Allowance and Other Depreciation (**Don't** include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	14	
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III — MACRS Depreciation (**Don't** include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2019	17	
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ► ☐		

Section B — Assets Placed in Service During 2019 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only — see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property		16,875.	5	HY	200DB	3,375.
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs		S/L	
h Residential rental property			27.5 yrs	MM	S/L	
			27.5 yrs	MM	S/L	
i Nonresidential real property			39 yrs	MM	S/L	
				MM	S/L	

Section C — Assets Placed in Service During 2019 Tax Year Using the Alternative Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
20a Class life					S/L	
b 12-year			12 yrs		S/L	
c 30-year			30 yrs	MM	S/L	
d 40-year			40 yrs	MM	S/L	

Part IV — Summary (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations — see instructions	22	3,375.
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

Part V Listed Property (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A – Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No **24b** If 'Yes,' is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions						25		
26 Property used more than 50% in a qualified business use:								
27 Property used 50% or less in a qualified business use:								
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1						28		
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							29	

Section B – Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other 'more than 5% owner,' or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30 Total business/investment miles driven during the year (**don't** include commuting miles)												
31 Total commuting miles driven during the year												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
34 Was the vehicle available for personal use during off-duty hours?												
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C – Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use? See instructions.		

Note: If your answer to 37, 38, 39, 40, or 41 is 'Yes,' don't complete Section B for the covered vehicles.

Part VI Amortization

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2019 tax year (see instructions):					
Business Start-up Costs	9/01/19	19,234.	195	15	962.
NIH Agreement	9/01/19	35,667.		15	1,783.
43 Amortization of costs that began before your 2019 tax year				43	
44 Total. Add amounts in column (f). See the instructions for where to report				44	2,745.

Statement 1
Form 1120, Line 26
Other Deductions

Amortization	$	2,745.
Bank Charges		232.
Contract Services		381,483.
Insurance		10,257.
Legal and Professional		16,000.
Office Expense		384.
Subscriptions		850.
Supplies		37,335.
Total	$	449,286.

Statement 2
Form 1120, Schedule L, Line 14
Other Assets

	Beginning	Ending
Software Development Costs	$ 0.	$ 129,094.
Total	$ 0.	$ 129,094.

Statement 3
Form 1120, Schedule M-1, Line 8
Deductions Not on Books

Amortization	$	1,525.
Total	$	1,525.

1032 NEBRASKA
Good Life. Great Service.
DEPARTMENT OF REVENUE

Nebraska Corporation Income Tax Return

for the taxable year January 1, 2019 through December 31, 2019 or other taxable year beginning , 2019 and ending ,

FORM 1120N 2019

PLEASE TYPE OR PRINT

Name Doing Business As (dba)

Legal Name
Bot Image, Inc

Street or Other Mailing Address
9840 S 140th St, Ste 8

City State Zip Code
Omaha, NE 68138

PLEASE DO NOT WRITE IN THIS SPACE

Business Classification Code	Date Business Began in Nebraska	Principal Business Activity in Nebraska	Federal ID Number	Nebraska ID Number
511210	1/01/2019	Software	37-1883278	13762796

Check if: [X] Initial Return [ ] Final Return (Example, dissolved. See instr.) [ ] Address Change [ ] Name Change [ ] Exempt Organization [ ] Cooperative Meeting IRC § 6072(d) [ ] 7004 Attached [ ] 3800N, 775N, or 312N Attached

Corporation Filing Status (Answer questions A through D, as applicable.)

A Does this corporation own at least 50% of another corporation; or is it owned at least 50% by another corporation?
(1) [ ] YES (2) [X] NO
If Yes, attach Federal Form 851 or a schedule of affiliated corporations and federal IDs. Answer questions B, C, and D.

B Is one single Nebraska return being filed for the entire group?
(1) [ ] YES (2) [ ] NO

C Are you filing as a unitary group in any other state?
(1) [ ] YES (2) [ ] NO

D Check the method used to determine Nebraska income (check only one):
(1) [ ] Combined report of a controlled group of corporations
(2) [ ] Separate report by a member of a controlled group of corporations (attach supporting documentation)
(3) [ ] Alternate method (attach Nebraska Department of Revenue approval)

Line	Description		Amount		Amount
1	Federal gross sales or receipts, less returns and allowances			1	
2	Federal taxable income (FTI) (see instructions)			2	-457,528.
3	Adjustments increasing FTI (line 9, from attached Nebraska Schedule A)	3			
4	Adjustments decreasing FTI (line 19, from attached Nebraska Schedule A)	4			
5	Adjusted FTI (enter line 2 plus line 3 minus line 4)			5	-457,528.
6	Nebraska taxable income before Nebraska carryovers (see instructions)			6	-457,528.
7	Nebraska capital loss carryover (see instructions – attach worksheet)			7	
8	Nebraska taxable income after Nebraska capital loss carryover (line 6 minus line 7)			8	-457,528.
9	Nebraska net operating loss carryover (see instructions – attach worksheet)			9	
10	Net Nebraska taxable income (line 8 minus line 9)			10	-457,528.
11	Nebraska tax [ ] Check this box if you are an insurance company			11	0.
12	Premium tax credit (see instructions – attach schedule)	12			
13	Employer's credit for expenses incurred for TANF (ADC) recipients (see instr.)	13			
14	School Readiness Tax Credit for providers (see instructions)	14			
15	Community Development Assistance Act credit (attach Form CDN)	15			
16	Form 3800N nonrefundable credit (attach Form 3800N)	16			
17	Total nonrefundable credits (total of lines 12 through 16)			17	
18	Nebraska tax after nonrefundable credits. Subtract line 17 from line 11 (if line 17 is more than line 11, enter -0-)			18	0.
19	Form 3800N refundable credit (attach Form 3800N)	19			
20	Tax deposited with Form 7004N	20			
21	2019 estimated income tax payments (minus any Form 4466N adjustment)	21			
22	Beginning Farmer credit	22			
23	Nebraska income tax withheld (see instructions)	23			
24	Total refundable credits and payments (total of lines 19 through 23)			24	
25	**Tax Due** (line 18 minus line 24)			25	
26	Penalty for underpayment of estimated income tax (see instructions)			26	
27	Amount Due (when line 24 is less than the total of lines 18 and 26) If paying electronically, check here [ ]			27	0.
28	**Overpayment** (when line 24 is greater than the total of lines 18 and 26.)			28	
29	Amount on line 28 to be **credited** to 2020 estimated income tax			29	
30	Overpayment to be **refunded** (line 28 minus line 29). Direct deposit: Complete lines 31a, 31b, and 31c			30	

31 a Routing Number
(Enter 9 digits - the first two digits must be 01 through 12, or 21 through 32. Use the checking or savings account number from an actual check, not a deposit slip.)

31 b Type of Account [ ] 1 = Checking 2 = Savings

31 c Account Number **(see instructions)**

31 d [ ] Check this box if this refund will go to a bank account outside the United States.

Under penalties of perjury, I declare that as taxpayer or preparer, I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is correct and complete.

sign here
Signature of Officer | Date | jcalpin@scanmed.com Email Address
President Title | 402-934-2650 Daytime Phone Number

paid preparer's use only
Michael McFarlin Preparer's Signature | 2/27/20 Date | P00629098 Preparer's PTIN
McFarlin & Brokke, P.C.
1910 South 72nd St., Suite 200 Omaha, NE 68124-1 | 470543458 EIN | 402-341-9441 Daytime Phone
Print Firm's Name (or yours if self-employed), Address and Zip Code

Paper filers must attach a copy of the federal return and supporting schedules, as filed with the IRS, to this return.

1032 NEBRASKA Good Life. Great Service. DEPARTMENT OF REVENUE

Nebraska Schedule A – Adjustments to FTI
Nebraska Schedule I – Apportionment for Multistate Business

FORM 1120N Schedules A and I **2019**

Name on Form 1120N: Bot Image, Inc

Nebraska ID Number: 13762796

Nebraska Schedule A

• You must use Schedule A if you make an adjustment on lines 3 or 4 of Form 1120N.

Adjustments Increasing FTI

1	State and local government interest and dividend income (see instructions)	1	
2	Federal net operating loss deduction	2	
3	Federal capital loss carryover	3	
4	Allocable, nonapportionable loss	4	
5	Related expenses	5	
6	Interest expense disallowance	6	
7	Total allocable, nonapportionable loss (add lines 4-6) (attach affidavit – see instructions)	7	
8	Other increasing adjustments a List type: ______ b Amount: $ ______ Total other increasing adjustments. Enter total of lines 8b	8	
9	Total adjustments increasing FTI (total of lines 1, 2, 3, 7, and 8). Enter here and on line 3, Form 1120N	9	

Adjustments Decreasing FTI

10	Qualified U.S. government interest deduction. (attach supporting schedule)	10	
11	Total foreign dividends (line 7, Nebraska Schedule II)	11	
12	Special foreign tax credit adjustment (line 12, Nebraska Schedule II)	12	
13	Allocable, nonapportionable income	13	
14	Related expenses	14	
15	Interest expense disallowance	15	
16	Net allocable, nonapportionable income (line 13 minus lines 14 and 15) (**attach affidavit** – see instructions)	16	
17	Nebraska College Savings Program (see instructions)	17	
18	Other decreasing adjustments a List type: ______ b Amount: $ ______ Total other decreasing adjustments. Enter total of lines 18b	18	
19	TOTAL adjustments decreasing FTI (total of lines 10, 11, 12, 16, 17, and 18). Enter here and on line 4, Form 1120N	19	

Nebraska Schedule I — Apportionment for Multistate Business

1	Adjusted FTI (line 5, Form 1120N)	1	
2	Nebraska apportionment factor (from line 15 below)	2	%
3	Taxable income apportioned to Nebraska (line 1 multiplied by line 2). Enter here and on line 6, Form 1120N	3	

Nebraska Apportionment Factor – Sales or Gross Receipts

			Total		Nebraska
4	Sales or gross receipts minus returns and allowances	4			
5	Sales delivered or shipped to purchasers in Nebraska: shipped from outside Nebraska			5	
6	Sales delivered or shipped to purchasers in Nebraska: shipped from within Nebraska			6	
7	Sales shipped from Nebraska to the U.S. government			7	
8	Interest on sales of tangible personal property	8		8	
9	Interest, dividends, and royalties from intangible property	9		9	
10	Gross rents	10		10	
11	Net gain on sales of intangible property	11		11	
12	Gross receipts from sales of tangible personal and real property not included above	12		12	
13	Other income a List type: ______ b Amount: $ ______ c Nebraska Amount: $ ______ Enter total of lines 13b in first column. Enter total of lines 13c in second column.	13		13	
14	**Total sales or gross receipts**	14		14	
15	**Nebraska apportionment factor.** (Divide line 14, Nebraska column, by line 14, Total column, and round to six decimal places). Enter as a percent here and on Schedule I, line 2 above			15	%

1032

NEBRASKA
Good Life. Great Service.
DEPARTMENT OF REVENUE

Nebraska Schedule II – Foreign Dividend and Special Foreign Tax Credit Deduction

FORM 1120N
Schedule II

2019

Name on Form 1120N: Bot Image, Inc

Nebraska ID Number: 13762796

Nebraska Schedule II — Foreign Dividend and Special Foreign Tax Credit Deduction

• Attach Schedule C, Federal Form 1120 or Schedule A, Federal Form 1120-L and a schedule separating foreign and domestic dividends.

Foreign Dividend Deduction Computation

NOTE: The Nebraska Foreign Dividend Deduction calculated on lines 1 through 6 is only for those dividends included in federal taxable income from corporations that are not subject to the Internal Revenue Code (IRC). This includes those corporations whose dividends do not qualify for the dividends received deduction under IRC § 243.

1	Dividends from foreign corporations and certain FSCs subject to the IRC § 245 deduction (total of lines 6 and 7, column (a), Schedule C, Federal Form 1120)			1	
2	Special deductions on line 1 amount. Enter the total of lines 6 and 7, column (c), Schedule C, Federal Form 1120	2			
3	Net foreign dividends subject to the IRC § 245 deduction included in federal taxable income (line 1 minus line 2)			3	
4	Other dividends from foreign corporations. Enter amount from line 14, Schedule C, Form 1120			4	
5	Income from controlled foreign corporations under Subpart F treated as a foreign dividend under the IRC			5	
6	Foreign dividend gross-up (IRC § 78). Enter amount from line 18, Schedule C, Form 1120			6	
7	Total foreign dividends (add lines 3 through 6). Enter the result here and on line 11, Schedule A, Form 1120N			7	

Special Foreign Tax Credit Deduction Computation

Note: This deduction is only to be claimed when a corporation subject to the IRC is taxed by a foreign country, or one of its political subdivisions, at a rate in excess of the maximum federal corporate tax rate (see instructions).

8	FTI from qualifying foreign taxing jurisdictions **a** Jurisdictions: ______ **b** Amount: $ ______ Total FTI from qualifying foreign taxing jurisdictions. Enter total of lines 8b	8			
9	Foreign taxes	9			
10	After tax foreign income (line 8 minus line 9)	10			
11	After tax foreign income not taxed (divide line 10 result by .79; enter result here)	11			
12	Special foreign tax credit adjustment (if line 11 is greater than or equal to line 8, enter -0-; if line 11 is less than line 8, enter the difference). Enter here and on line 12, Schedule A, Form 1120N			12	

All filers are encouraged to e-file their return.
Mail this return and remit payment (electronically, if required) to:
Nebraska Department of Revenue, PO Box 94818, Lincoln, NE 68509-4818.
revenue.nebraska.gov, 800-742-7474 (NE and IA), 402-471-5729

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2020.

Bot Image Inc.

By Signature

Name: Randall Jones, D.E.

Title: Chief Executive Officer

Exhibits

FINANCIAL STATEMENTS

Exhibit A: Bot Image CF offering via StartEngine
Exhibit B: ScanMed-Bot Image consolidated accountant reviewed financials 2018
Exhibit C: 2018 Consolidated ScanMed Bot Image Tax Return
Exhibit D: 2019 Bot Image P&L
Exhibit E: 2019 Bot Image Balance Sheet
Exhibit F: 2019 Bot Image Tax Return

CERTIFICATION

I, Randall Jones, D.E., Principal Executive Officer of Bot Image, Inc., hereby certify that the financial statements of Bot Image, Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer